ATTORNEYS AT LAW
150 NORTH MICHIGAN AVENUE, SUITE 3500
CHICAGO, ILLINOIS 60601-7630
312.499.1400
FAX: 312.845.1998
EBGLAW.COM
STEPHEN R. DRAKE
TEL: 312.499.1423
FAX: 312.827.9523
SDRAKE@EBGLAW.COM
April 20, 2006
VIA EDGAR
Jeffery P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C. 20549-0306

Re:	Medical Discoveries, Inc.
Amendment No. 4 to Form SB-2 Registration Statement
File No. 333-121635
Dear Mr. Riedler:
     We are writing on behalf of our client, Medical Discoveries, Inc. (the “Company”), in response to the letter of comments from you to the Company, dated November 23, 2005, with respect to the Company’s Amendment No. 3 to Form SB-2, File No. 333-121635 (the “Registration Statement”). Prior to the Company filing another amendment to the Registration Statement, we are proposing responses to your comments. The numbered paragraphs below restate the numbered paragraphs in your letter of comments to the Company, and the discussion set out below each such paragraph is the Company’s response to the comment. We have enclosed our proposed Amendment No. 4 to the Registration Statement to aid in your review of our proposed responses. We have dated Amendment No. 4 as of today’s date as if it were being filed today. When we actually file Amendment No. 4, we will update its date and other date sensitive matters accordingly.
Prospectus Summary — page 1
1.	We note the revisions you made in response to comments 4 and 16 in our last letter, but the status of your IND application for MDI-P is still unclear. Under the law, the FDA has 30 days to review an IND application. We note, however, that more than
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Jeffery P. Riedler
April 20, 2006

six months have passed since you first indicated that the submission had been made. Please disclose the date the application was submitted and clearly disclose the date and decision reached by the FDA. If the FDA determined that the IND, as submitted, was not approvable, clearly say so. It is inappropriate to suggest that the IND is “awaiting approval” if the FDA determined that additional preclinical research is required. Also, your revised disclosure should be more specific as to what you are applying to use MDP-P to treat.
The Prospectus Summary has been revised to disclose that an IND for MDI-P for treatment of cystic fibrosis was submitted to the FDA on November 10, 2004 and the Agency placed the proposed clinical trials on clinical hold pending the results of additional preclinical testing. We disclose that the additional preclinical testing has been completed, and that the Company has submitted an amended IND to the FDA. Similar revisions have been made to the Description of Business section on pages 22 and 23 to ensure consistency of the disclosure.

2.	We have considered your response to comment 5. However, there are no footnotes under “Our Company.” There is a footnote 1 under “The Offering,” but it does not contain the “express disclosure that there is no minimum conversion price per share for the preferred stock issued on March 14, 2005.” There is another footnote 1 under “Selling Security Holders” which says that “theoretically” the preferred stock could be converted into an “infinitely large number of shares of common stock.” It goes on to suggest that “practically,” the conversion ratio is “limited” by the number of shares authorized and the limitation in the Series A financing documents that prohibits the Series A shareholders from beneficially owning more than 9.99% of the issued and outstanding common stock at any one time. Please revise the information under “The Offering” as we previously requested. Also, please delete the footnote under “Selling Security Holders” as it inappropriately minimizes the nature of the legal risk.

Footnote 1 under “The Offering” has been revised to contain an express disclosure that there is no minimum conversion price per share for the preferred stock issued on March 14, 2005. The footnote discloses that, as a result, the number of shares of common stock into which the preferred stock could be converted is theoretically unlimited. Footnote 1 under Selling Security Holders has been revised in response to the Staff’s comment.
Risk Factors — page 2
3.	We have considered your response to comment 9. We think you should include a new risk factor addressing the risk to the market price of your securities and the risk to your ability to obtain the additional funding you need to develop your

Jeffery P. Riedler
April 20, 2006

proposed products, resulting from the potentially large number of shares that may continue to be offered for sale by the selling shareholders.
A new risk factor has been added at page 4 to address the risks resulting from the potential for the continued sales of a large number of shares by the selling shareholders.
We are a development-stage company that has not yet commercialized a product. — page 2
4.	Please refer to the second sentence of the risk factor. It states that “While we believe MDI-P and SaveCream may have very broad commercial applications, we do not have any other products under anecdotal clinical data for development...” Please revise to clarify what you mean.

The words “anecdotal clinical data for” were deleted from this sentence to correct a typographical error.

5.	We have considered your response to comment 10 in our last letter. Please delete the third sentence of the risk factor as we previously requested.

The sentence has been deleted in response to the Staff’s comment.
We may not be able to raise sufficient capital to meet present and future obligations. — page 3
6.	Please update the disclosure to the most recent practicable date.

The referenced risk factor has been updated to include the most recent available data.

7.	Please quantify the amount of additional capital you need in order to satisfy current liabilities. Please also clarify how much you anticipate it will cost you to conduct the additional preclinical testing requested by the FDA before it will approve your IND. Please also clarify whether that testing is being conducted now, or whether it will be conducted in the future. It is unclear from your current disclosure whether the $2,424,197 in cash referenced in the risk factor is the amount the additional preclinical testing will cost. If so, you should clearly indicate that you do not have the funds to conduct a Phase I clinical trial. In this regard, the last sentence of the first paragraph suggests that this is the amount the additional preclinical testing will cost, while the first sentence of the second paragraph suggests that this sum includes the cost of a Phase I clinical trial.

The referenced risk factor has been revised to disclose that we entered into fixed price contracts for each of the planned preclinical studies, totaling $907,939. $889,939 of these contract charges have been paid with $18,000 owing once the Company receives a

Jeffery P. Riedler
April 20, 2006

final study report. We disclose that we have sufficient funds to make these payments and to fund overhead expenses in the near term, and while we believe we have sufficient funds to begin Phase I clinical trials of MDI-P for cystic fibrosis, we will need to raise additional capital in order to complete this testing.
Obtaining additional capital through the sale of common stock will result in dilution of stockholder interests. — page 4
8.	Please quantify the disclosure in this risk factor so that potential investors can evaluate the extent of the dilution you refer to.

The referenced risk factor has been revised to provide additional information regarding the potential extent of the dilution of the common stock.
We face intense competition and competing products. — page 6
9.	We have considered the revisions you made in response to comment 17. It is still unclear what need(s) would be met by your proposed products that are not being met by the currently available products, and why you believe there is a market for them. It is also still unclear how you propose to compete with these competitors and products given your limited resources. Please revise the risk factor accordingly.

The risk factor has been revised to briefly disclose the competitive advantages we believe both MDI-P and SaveCream will have over existing therapies. Investors are referred to the more complete disclosure in the Description of Business Section. The risk factor also discloses the difficulty the Company would have in competing in its markets on it own. Therefore, the risk factor discloses that the Company may seek development partners or licensing opportunities as a method of commercializing its technologies.
Description of Business — page 22
10.	We have considered your responses to comments 32 and 33 in our previous letter. Please delete the third paragraph under this heading on page 22. We note that the same study is discussed again, on the next page, with more appropriate caveats about its significance. In addition, please expand the discussion on page 23 to describe what the term “Stage 4 breast cancer” refers to, and to disclose whether any of the women treated with your proposed product experienced any lasting effects from the treatment.

The “Stage 4 breast cancer” reference was inserted into the referenced paragraph on page 22 of Amendment 3 in error. This reference as well as all disclosures regarding the SaveCream clinical data have been deleted from page 22 in response to the Staff’s comment. The disclosure on page 23 has been revised to disclose that the anecdotal clinical data does not contain safety or efficacy data beyond the treatment period.

Jeffery P. Riedler
April 20, 2006

11.	Under “Potential Benefits of SaveCream in Treating ER-Positive Breast Cancers” on page 30, you refer to “registration with a paper NDA, thereby making the product easier to license.” Please explain, in reasonable detail, what you are referring to and how this process would possibly apply to this product. We may have further comment after reviewing your response.

The referenced disclosure has been revised to disclose that the aromatase inhibitor in SaveCream is a known therapeutic compound, and to describe the potential for using existing data to show safety and efficacy under the FDA’s paper NDA procedure for known therapeutic compounds. The use of this procedure, if available, would reduce the costs of clinical development of the product, thereby making the product easier to license.
Executive Compensation — page 42
12.	Please disclose the material terms of your employment agreement with Ms. Robinett.

The referenced section has been revised to disclose the material terms of the employment agreement with Ms. Robinett.
Experts, page 43
13.	Please include Tanner + Co.

Tanner & Co. has been added in response to the Staff’s comment.
Financial Statements — December 31, 2004
Notes to Financial Statements, page F-10
Note F — Stockholders’ Equity, page F-14
14.	As it appears that your warrants and preferred stocks require a settlement in the registered shares, these warrants and the conversion feature of the preferred stocks should be classified as a liability and marked to market, until such registration right lapses. Refer to EITF 00-19. Accordingly, please reclassify these warrants and the conversion feature of the preferred stocks outstanding as of December 31, 2004 to liability. The change in the fair value of the instruments from the date of the issuance to the period presented should be reflected in your statements of operations.

After extensive discussions with accountants at the Staff, the Company has concluded (with concurrence of the Staff’s accountants) that the conversion feature of its Series A

Jeffery P. Riedler
April 20, 2006

Preferred Stock is not subject to reclassification pursuant to EITF 00-19 because the Series A is more akin to equity than debt under FAS 133 and therefore, the conversion feature should not be bifurcated from the host instrument. Similarly, the Company’s warrants, taken alone, should not be reclassified as liabilities pursuant to EITF 00-19 because those warrants do not expose the Company to significant liquidated damages and could not be required to be settled in cash. However, because the conversion price of the Company’s March 2005 issuance of Series A Preferred Stock does not contain a floor, and therefore because the number of shares of common stock into which that Series A may be converted is theoretically unlimited, the Company does not have within its control the ability to net share settle its warrants in the event that a prior conversion of the Series A eliminates all authorized shares of the Company’s common stock. Therefore, all of the Company’s warrants should be reclassified as liabilities pursuant to EITF 00-19. Accordingly, the Company reclassified its warrants following the March 2005 Series A issuance and marked the warrants to market. On March 28, 2006, the Company filed with the Commission Amendments to its Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30 and September 30, 2005 reflecting these matters. In addition, the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005 and the audited financial statements and accompanying notes included in Amendment No. 4 to the Registration Statement likewise give effect to EITF 00-19 per the foregoing.
Notes to the Unaudited Condensed Consolidated Financial Statements, page F-23
Note 3 — Issuance of Common Stock. Preferred Stock, and Warrants, page F-24
Preferred Stock and Warrants, page F-24
15.	Since the preferred stocks issued on March 14, 2005 has no minimum conversion price, the conversion feature and warrants related to this instrument as well as all other instruments such as the one in the preceding comment above and other warrants listed in the table on page F-17 with features that are exercisable or convertible into common stocks should be classified as a liability and marked to market until there no longer is a conversion feature with an unlimited ratio (thorough exercise, amendment or retirement). Refer to EITF 00-19. Accordingly, please reclassify warrants and the embedded conversion features of the securities outstanding as of June 30, 2005. The change in the fair value of the instruments from the date of the issuance to the period presented should be reflected in your statements of operations.

See response to Comment 14 above.

Jeffery P. Riedler
April 20, 2006

Please let me know whether you find these proposed responses satisfactory. Thank you.

Very truly yours,

/s/ Stephen R. Drake

Stephen R. Drake
SRD/pm
Enclosure

As filed with the Securities and Exchange Commission on April 20, 2006
Registration No. 0333-121635
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MEDICAL DISCOVERIES, INC.

(Exact Name of Small Business Issuer in its Charter)

Utah	2834	87-0407858
(State or Jurisdiction of	(Primary Standard	(I.R.S. Employer
Incorporation or	Industrial	Identification No.)
Organization)	Classification Code
Number)

1338 S. Foothill Drive, #266
Salt Lake City, Utah 84108
Telephone: (801) 582-9583

(Address and telephone number of principal executive offices and principal place of business)

Judy M. Robinett
President and Chief Executive Officer
Medical Discoveries, Inc.
1338 S. Foothill Drive, #266
Salt Lake City, Utah 84108
Telephone: (801) 582-9583

Copies to:

Stephen R. Drake, Esq.

Epsten, Becker & Green, P.C.
150 N. Michigan Avenue, Suite 3500
Chicago, Illinois 60601
Telephone: 312-499-1423
Fax: 312-845-1998

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION DATED APRIL 20, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Medical Discoveries, Inc.

113,511,158 shares of common stock

     This prospectus relates to the offering and sale of 113,511,158 shares of common stock offered for resale by the selling security holders identified on page 10 of this prospectus.

     We will not receive any of the proceeds from the sale of the shares offered hereunder. Our common stock is traded on the NASD OTC Bulletin Board under the symbol “MLSC.” On April 17, 2006, the closing sales price of our common stock, as reported by the OTC Bulletin Board, was $0.15 per share.

Consider carefully the risk factors beginning on page 2 of this prospectus before investing in the offered shares being sold with this prospectus.

This prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, in any state in which such offer or sale would be unlawful before or absent qualification under the securities laws of such state.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Dated April 20, 2006

ABOUT THIS PROSPECTUS

     This prospectus provides you with a description of our company, certain risk factors associated with investment in our common shares, a description of the contemplated offering and certain financial information. Fuzeon is a registered trademark of Roche Laboratories, Inc. and Timeris Inc. Tobramycin is a registered trademark of Chiron Corporation or its subsidiaries. Pulmozyme is a registered trademark of Genetech, Inc. Advair is a registered trademark of GlaxoSmithKline. Singulair is a registered trademark of Merck & Co., Inc. Herceptin is a registered trademark of Genetech, Inc. Femara is a registered trademark of Novartis Pharma AG. Arimidex is a registered trademark of AstraZeneca Pharmaceuticals LP. Aromasin is a registered trademark of Pfizer, Inc.

PROSPECTUS SUMMARY

     The following is a summary that highlights what we believe to be the most important information regarding Medical Discoveries, Inc. and the securities being offered herein. Because it is a summary, however, it may not contain all of the information that is important to you. To understand our business and this offering fully, you should read carefully this entire prospectus, including our financial statements and related notes and the risks of investing in our common stock discussed under “Risk Factors.”

Our Company

     Medical Discoveries, Inc. was incorporated on November 20, 1991 as a Utah corporation and maintains its principal offices at 1338 S. Foothill Drive, #266, Salt Lake City, Utah 84108. Our telephone number is (801) 582-9583 and our web address is www.medicaldiscoveries.com. We are a developmental-stage bio-pharmaceutical company engaged in the research, validation, development and ultimate commercialization of two drugs: MDI-P and SaveCream. MDI-P is an anti-infective drug that we believe will be a useful and well tolerated treatment for bacterial infections, viral infections and fungal infections, and we believe may be a useful therapy for the treatment of cystic fibrosis and HIV infection, among other conditions. SaveCream is a breast cancer medication that is applied topically to reduce breast cancer tumors. Neither of these drugs has been approved by the U. S. Food and Drug Administration (FDA). We filed an Investigational New Drug Application (IND) for MDI-P for the treatment of cystic fibrosis with the FDA on November 10, 2004. FDA placed the proposed Phase I clinical trials in humans on clinical hold, pending the outcome of additional preclinical research. That research has been completed and we have filed an amended IND with the FDA. Save Cream is currently in preclinical development.

The Offering

Securities offered by the Selling Stockholders	350,000 shares restricted common stock

84,000,000(1) shares of common stock issuable upon conversion of Series A convertible preferred stock

29,161,158 shares of common stock issuable upon exercise of warrants

Shares of our common stock outstanding prior to this offering	107,992,148(2)

Shares of common stock outstanding following this offering, if all registered shares are sold	221,503,306

Use of Proceeds	All net proceeds of this offering will be received by the Selling Stockholders.

Risk Factors	You should read the “Risk Factors” beginning on page 2 as well as other cautionary statements throughout this prospectus before investing in any shares offered hereunder.

(1)	This registration statement covers, in part, shares of common stock that may be issued upon conversion of two issuances of Series A convertible preferred stock. While we are required to register an aggregate of only 84,000,000 shares of common stock pursuant to those issuances, the actual number of shares into which the Series A stock could be converted could be much greater. On March 14, 2005, we issued 30,000 shares of Series A Stock to Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP. There is no minimum conversion price per share for that issuance. Therefore, the number of shares of common stock into which the Series A stock could be converted is theoretically unlimited. See the sections of this prospectus entitled “Prospectus Summary — Selling Security Holders” and “Selling Security Holders” for a detailed analysis of the Series A conversion feature. Before making an investment decision in Medical Discoveries, you should consider the risks associated with the Series A conversion feature. See “Risk Factors: Obtaining Additional Capital Through The Sale Of Common Stock Will Result In Dilution Of Stockholder Interests”.

(2)	Excludes up to 19,483,000 shares of common stock authorized for issuance upon exercise of outstanding options granted pursuant to our stock option plans, 4,000,000 shares of our common stock reserved for the future grant of stock options under such plans, and 40,923,861 shares of our common stock issuable upon exercise of warrants (which 40,923,861 includes the 29,161,158 shares of common stock subject to outstanding warrants being registered in this offering).

     In addition, pursuant to Rule 416 of the Securities Act, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of stock issuable upon the occurrence of a stock split, stock dividend or other similar transaction.

Selling Security Holders

     All of the offered shares are to be sold by existing security holders. The selling shareholders acquired the rights to their shares and warrants (i) in a private placement of Series A Convertible Preferred Stock and warrants in October 2004; (ii) in a private placement of Series A Convertible Preferred Stock and warrants in March 2005; and (iii) in exchange for placement agent services and consulting in connection with the foregoing financings.

     Of the shares of our common stock offered hereby, 350,000 shares consist of restricted common stock, 84,000,000 shares may be issuable upon the conversion of Series A Convertible Preferred Stock and 29,161,158 shares are issuable upon the exercise of outstanding warrants to purchase our common stock.

     In addition, pursuant to Rule 416 of the Securities Act, this prospectus and the registration statement of which it is a part cover a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction.

     The 84,000,000 shares potentially issuable upon conversion of the Series A stock are issuable upon conversion of two issuances of such Series A stock. While we are required to register an aggregate of only 84,000,000 shares of common stock pursuant to those issuances, the actual number of shares into which the Series A stock could be converted could be much greater. Specifically, on October 18, 2004 we issued 12,000 shares of Series A stock to Monarch Pointe Fund, Ltd. Under the terms of that issuance, each share of Series A stock entitles the holder to convert the share into the number of shares of common stock resulting from dividing $100 (which is the purchase price per share of Series A stock) by the conversion price. The conversion price is 85% of the average of the lowest three intra-day trading prices for our common stock during the 10 trading days immediately preceding the conversion date, but the conversion price may not exceed $0.1967 or be lower than $0.05. We are registering 24,000,000 shares of common stock in connection with that issuance (which is based on the floor conversion price of $0.05 per share and is the number of shares required to be registered pursuant to the applicable registration rights agreement with Monarch Pointe Fund, Ltd.). On March 14, 2005 we issued 30,000 shares of Series A stock to Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP. Under the terms of that issuance, each share of Series A stock entitles the holder to convert the share into the number of shares of common stock resulting from dividing $100 (which is the purchase price per share of Series A stock) by the conversion price. The conversion price is 75% of the average of the lowest three intra-day trading prices for our common stock during the 10 trading days immediately preceding the conversion date, but the conversion price may not exceed $0.1967. There is no minimum conversion price per share for that issuance. We are registering 60,000,000 shares of common stock in connection with that issuance (which is based on an assumed conversion price of $0.05 per share and is the number of shares required to be registered pursuant to the applicable registration rights agreement with Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP).

     Notwithstanding our obligation to register 84,000,000 shares of common stock upon conversion of the Series A stock, the actual minimum and maximum number of shares of common stock into which the outstanding Series A stock could be converted is as follows:

	Shares of Common Stock Into Which
	Series A May Be Converted
	Minimum	Maximum
12,000 Shares of Series A issued 10/18/04	6,100,661	24,000,000

30,000 Shares of Series A issued 03/14/05	15,251,652	Theoretically unlimited(1)

Total	21,352,313	Theoretically unlimited(1)

(1)	Because the conversion price has no floor, it theoretically could be infinitely small, resulting in conversion into an infinitely large number of shares of common stock. See the sections of this prospectus entitled “Selling Security Holders” and “Security Ownership Of Certain Beneficial Owners And Management.”

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before making an investment in Medical Discoveries. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such a case, you may lose all or part of your investment. The risks below address some of the factors that may affect our future operating results and financial performance.

Risks Relating to Our Business

We Are A Development-Stage Company That Has Not Yet Commercialized A Product. We have not commercialized MDI-P, SaveCream or any other product and our failure to commercialize our drugs would likely cause us to cease operations. While we believe MDI-P and SaveCream may have very broad commercial applications, we do not have any other products under development, nor do we have scientific personnel on staff to develop any further technologies. The results of our preclinical and anecdotal clinical studies may not be indicative of future clinical trials. Moreover, unacceptable side effects could occur at any time in the course of human trials or, if our drugs are approved for sale, during commercial use. Even if our drugs do prove to be safe and effective and receive regulatory approvals, we may be unable to successfully commercialize them.

We Have Incurred Substantial Losses Since Our Inception And May Continue To Operate At A Loss. We have experienced net losses in each twelve-month period since inception, with a retained deficit of approximately $22,240,291 as of December 31, 2005. Our net losses were $1,486,781 for the fiscal year ended December 31, 2005, and $20,840,714 from inception through December 31, 2005. We will likely continue to experience a net loss until, and if, we can fully commercialize our technologies, which may not be for several years. We are presently investing all of our resources in the testing, development and commercialization of MDI-P and Save-Cream. If MDI-P and SaveCream do not generate revenues or if the revenues do not exceed the costs of research, development, testing, regulatory approval and other costs, then we may never realize a profit from operations.

We May Not Be Able To Raise Sufficient Capital To Meet Present And Future Obligations. As of February 28, 2006 we had $196,386 in cash and a working capital deficit of $3,220,319. We need additional capital in order to satisfy our current liabilities. However, because many of our creditors have forebeared (including our CEO who we owed $877,636 in back compensation as of December 31, 2005), we believe we have sufficient funds to achieve our next developmental milestone for MDI-P, that being commencing Phase I clinical trials for cystic fibrosis.

More specifically, we believe we have sufficient capital on hand to pay for the additional preclinical testing requested by the FDA before it will remove the clinical hold on our IND and permit us to begin Phase I clinical testing. That preclinical testing has been completed. We entered into fixed price contracts for each of the planned preclinical tests, totaling $907,939. $889,939 of these contract charges have been paid with $18,000 in preclinical testing fees outstanding pending receipt of a final study report. We have sufficient funds to make these payments and to fund overhead expenses in the near term. While we believe we have sufficient funds to begin Phase I clinical trials of MDI-P for cystic fibrosis if and when the FDA allows use to begin human trials under an amended IND, we may need to raise additional funds to complete this testing. Should the FDA request further preclinical testing beyond our current expectations, we will need to expend additional funds beyond what is budgeted for our MDI-P development activities. This could impact our ability to commercialize this product.

     We believe we have insufficient capital to file our IND for HIV. In addition, once an IND application for HIV is submitted, and assuming it is approved, we will need additional capital to initiate Phase I clinical trials.

     We estimate the cost to complete Phase I and Phase II clinical trials to be several million dollars per indication and the cost to complete Phase III testing and obtain approval of a New Drug Application to be in the tens of millions of dollars per indication. While our ability to obtain financing may improve in the event our IND application is approved, we cannot give assurances that we will have access to the significant capital required to take a drug through regulatory approvals and to market.

     We do not currently have revenues that could be used to satisfy our capital requirements. We may seek to obtain revenues at any time, however, by partnering with another company to help us co-develop, license, or even purchase some or all of our technologies. Most likely, we will seek to raise additional capital through equity and/or debt financings.

     The timing and amount of our future capital requirements will depend on many factors, including, without limitation the following:

•	our ability to raise additional funding and the amounts raised, if any;

•	the time and costs involved in obtaining regulatory approvals;

•	the results of pre-clinical studies and clinical trials;

•	the cost of manufacturing scale-up;

•	competing technological and market developments;

•	the costs of filing, prosecuting and enforcing patent claims; and

•	the effectiveness of our commercialization activities.

     Factors affecting the availability and price of capital may include, without limitation, the following:

•	market factors affecting the availability and cost of capital generally;

•	our performance;

•	the size of our capital needs;

•	the market’s perception and acceptance of our technologies; and

•	the price, volatility and trading volume of our common shares.

     If we are unable to obtain sufficient capital or are forced to pay a high price for capital, we may be unable to complete testing, regulatory approval and commercialization of our technologies and may never achieve consistent revenues or profitability. In addition, because of their size, resources and other factors, our competitors may have better access to capital than we do and, as a result, may be able to exploit opportunities more rapidly, easily or thoroughly than we can.

Obtaining Additional Capital Though The Sale Of Common Stock Will Result In Dilution Of Stockholder Interests. We plan to raise additional funds in the future by issuing additional shares of common stock, or securities such as convertible notes, options, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock. Additionally, the existing options, warrants and conversion rights, detailed in the Dilution section of this prospectus, may hinder future equity offerings, and the exercise of those options, warrants and conversion rights may have an adverse effect on the value of our stock. In particular, we have 19,483,000 options outstanding with exercise prices ranging from $0.01 to $0.50 and a weighted average exercise price of $0.04 per share; 40,923,861 warrants outstanding with exercise prices ranging from $0.09 to $1.00 and a weighted average exercise price of $0.23 per share; and 41,800 shares of Series A convertible preferred stock outstanding, 11,800 of which can be exercised into as many as 23,600,000 shares of common stock at the exercise price of $0.05 per share and 30,000 of which can be exercised into a theoretically unlimited number of shares of common stock without a floor on the exercise price. If any such options, warrants or conversion rights are exercised at a price below the current market price of our shares, then the market as a whole will experience dilution. Further, if any such options, warrants or conversion rights are exercised at a price below the price at which any particular shareholder purchased shares, then that particular shareholder will experience dilution in his or her investment.

Selling Pressure From Our Series A Convertible Preferred Shareholders May Negatively Impact Our Stock Price, Our Market Value, And Our Ability To Raise Additional Capital. Because the conversion price of much of the Series A convertible preferred stock held by the selling shareholders in this prospectus has no floor, coupled with the fact that the conversion price is at a discount to market, the selling shareholders could realize a profit on selling common stock no matter what price our common stock is trading at in the market at the time. Because our trading volume is limited and our stock price is subject to fluctuation, the market price of our stock could decrease dramatically if the selling shareholders decide to liquidate all or even some of their position. Even if the selling stockholders liquidate their position slowly over time, because the overall number of shares into which they could exercise is so large as a proportion to our shares outstanding, the result could be a sustained market price for our stock that is much lower than it would otherwise be without such sustained selling pressure. If our stock price does suffer due to this type of selling pressure, our market value will be lower and our ability to raise much needed additional capital will be negatively impacted. If the selling shareholders decide to liquidate their position in a market with very little purchaser demand, the result could be to eliminate substantially all of our market value, resulting in no meaningful opportunity whatsoever to obtain additional financing that we need to continue to develop our development-stage products.

Our Independent Auditors Have Expressed Substantial Doubt As To Our Ability To Continue As A Going Concern. Our auditors have expressed substantial doubt about our ability to continue as a going concern because of our recurring losses from our development-stage activities in current and prior years. We have not generated any significant revenues to date. We expect to continue to incur substantial net operating losses over the next several years. We may not be able to generate sufficient revenues to become profitable and do not expect to generate any revenues for several years. We struggle with operating and liquidity issues due to our negative cash flows from operations and we have had difficulty in the past with raising capital. As a result of these and other factors, our independent auditors have expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Our Operations Are And Will Be Subject To Extensive Regulation. Our use of MDI-P and SaveCream in the treatment of humans is subject to extensive regulation by United States and foreign governmental authorities. In particular, pharmaceutical treatments are subject to rigorous pre-clinical and clinical testing and other approval requirements by the FDA in the United States under the federal Food, Drug and Cosmetic Act and by comparable agencies in most foreign countries. Various federal, state and foreign statutes also govern or influence the manufacture, labeling, storage, record keeping, and marketing of such products. Pharmaceutical manufacturing facilities are also regulated by state, local, and other authorities. Obtaining approval from the FDA and other regulatory authorities for a new drug or treatment may take several years and involve substantial expenditures. Moreover, ongoing compliance with these requirements can require the expenditure of substantial resources. Difficulties or unanticipated costs may be encountered by us in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products.

Our Products Will Be Exposed To Pricing And Reimbursement Risks. Our ability to earn revenue will depend in part on the extent to which reimbursement for the costs of the products and related treatments will be available from government health administration authorities, private health coverage and managed care organizations. Third-party payers are increasingly challenging the prices of drugs and medical services. If purchasers or users of MDI-P or SaveCream are not able to obtain adequate reimbursement, they may forego or reduce their use.

We Face Intense Competition And Competing Products. Competition in the markets for MDI-P and SaveCream is intense and will likely further intensify. The biotechnology and pharmaceutical industries are characterized by rapidly evolving technologies and intense competition. Our competitors include major pharmaceutical, and specialized biotechnology companies, many of which have financial, technical, and marketing resources significantly greater than ours. Fully integrated pharmaceutical companies, due to their expertise in research and development, manufacturing, testing, obtaining regulatory approvals, and marketing, as well as their substantially greater financial and other resources, may be our most formidable competitors. In addition, acquisitions by such pharmaceutical companies could enhance the financial and marketing resources of smaller competitors. Furthermore, colleges, universities, governmental agencies, and other public and private research organizations will continue to conduct research and possibly market competitive commercial products on their own or through joint ventures. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also will compete with us in recruiting and retaining highly qualified scientific personnel.

     In particular, we face competition from the manufacturers of products that would compete with MDI-P and SaveCream should they be commercialized. Manufacturers of products currently available for the treatment of HIV and cystic fibrosis would be among our most significant competitors in the market for MDI-P. While there are 24 HIV therapies currently on the market (commonly used in three- or four-drug combinations), the primary therapies currently in use are produced by Pfizer, Bristol-Myers Squibb, Boehringer Ingelheim, GlaxoSmithKline, Gilead Sciences, Hoffman-La Roche, Merck, Abbott Laboratories, Agouron Pharmaceuticals, and Trimeris. Currently available anti-infectives commonly used in the treatment of cystic fibrosis are manufactured by Bayer Corporation, the maker of Cipro; Pfizer, the maker of Zithromax; and Chiron, the maker of tobramycin solution (TOBI). Bayer and Pfizer would compete with us in the cystic fibrosis market, while MDI-P is being studied as an adjunct to treatment with TOBI; thus we would be unlikely to compete directly with Chiron. Producers of aromatase inhibitors and other breast cancer treatments would compete with SaveCream should we able to commercialize this product. These companies include Astra-Zeneca, the maker of both Tamoxifen and Arimidex; Novartis, the maker of Femara; and Pfizer, the maker of Aromasin.

     If and when we obtain regulatory approval for any of the potential uses of our technology which require them, we must then compete for acceptance in the marketplace. While we believe that both MDI-P and SaveCream will be shown to be at least as effective as existing therapies with more favorable risk profiles, as described more fully in the Description of Business section, clinical trials have not been conducted to prove these potential competitive advantages. Additionally, given that regulatory approval, especially in the United States, may take a number of years, the timing of the introduction of our technology and other products to the market is critical. Other safe and effective drugs and treatments may be introduced into the market prior to the time that we are able to obtain approval for the commercialization of our technology. In addition, even after such regulatory approval is obtained, competition among products approved for sale may be affected by, among other things, product efficacy, safety, reliability, availability, price, and patent position.

     The extensive financial and other resources of the major pharmaceutical manufacturers who are our most likely competitors may make it unlikely that we can successfully compete in the HIV, cystic fibrosis or breast cancer markets on our own. As a result, we may seek a development partner or pursue licensing opportunities for these technologies.

Our Intellectual Property May Not Be Adequately Protected. We rely heavily on our patent protection to prevent others from using the human therapeutic applications of our technology. It is our policy to protect our intellectual property and proprietary technologies by, among other means, filing patent applications to protect technology that we consider important to the development of our business.

We also rely on trade secrets and improvements, unpatented know how, and continuing technological innovation to develop and maintain our competitive position. Despite our policy to seek patent protection wherever appropriate, we cannot be sure that our patent applications will result in further patents being issued or that, if issued, the patents will afford protection against competitors with similar technology. We are unaware of any current or past infringement of our patented technologies; however, if such infringement were to occur, sufficient funds may not be available to adequately pursue an action for infringement. While we have obtained several United States patents, persons in jurisdictions outside of the United States in which no application has been filed or which do not honor United States patents may develop and market infringing technologies. Also, the cost of enforcing patents outside North America as well as other obstacles, may limit our ability to enforce any patents outside of the United States. Finally, our products and processes may infringe on patents of others. If relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in the claims, or be required to obtain licenses or redesign our products or processes to avoid infringement.

We currently hold eight U.S. patents, two Japanese patents and one Mexican patent related to MDI-P. These patents, detailed in the Description of Business section of this prospectus, cover a specific solution, methods of using this solution as an anti-infective, and the equipment and processes necessary to produce it. The durations of these patents range from May 2010 to August 2014. We also have three pending U.S. patent applications relating to methods of using MDI-P to treat cystic fibrosis, sepsis and asthma. The intellectual property assets purchased from Savetherapeutics include the intellectual property rights in four patent families related to SaveCream. These patents and the related international patents and patent applications are detailed in the Description of Business section.

We May Need to Litigate to Secure Our Rights to SaveCream And Related Assets. At the time we purchased SaveCream and the other intellectual property assets from Savetherapeutics A.G. (SaveT), SaveT had not yet obtained and filed with the appropriate patent offices assignments of the inventors’ rights to the underlying inventions. As a result, at the time the SaveT assets were obtained, the two inventors of SaveCream, Heinrich Wieland and Alfred Schmidt, were the record holders of the U.S. patent rights related to this product. Each of those inventors has agreed and is contractually bound to assign such rights to SaveT. As of September 25, 2005, Heinrich Wieland has executed assignments of his interests in the SaveCream patents to Savetherapeutics and has provided us with a declaration to the U.S. Patent and Trademark Office detailing the agreements by which he and Mr. Schmidt, upon receipt of consideration from SaveT, agreed and intended to transfer these rights to SaveT. Those assignments, along with assignments of Savetherapeutics’ rights in the patents to us, have been filed with the U.S. Patent and Trademark Office.

     Despite his prior written agreements to do so, Mr. Schmidt has refused to execute assignments of his rights in the SaveCream patents. To our knowledge, Mr. Schmidt’s refusal to undertake his contractual obligation to assign the SaveCream patents has no basis in law. It may be necessary, however, to litigate against Mr. Schmidt in all countries in which patents are filed in order to obtain the assignment of these rights. These countries include the U.S., Germany, Canada, France, Great Britain, Italy, the Netherlands, Switzerland and Spain. We may not have the funds necessary to effectively pursue these claims.

     Should we fail to obtain the assignment of Mr. Schmidt’s rights in the SaveCream patents, it may be more difficult to commercialize SaveCream should FDA approval for such commercialization be granted. While the product would remain subject to patent protection and we could pursue our development and commercialization activities based upon Dr. Wieland’s assignment, Mr. Schmidt, as a co-inventor, may be able to independently exploit his rights in the SaveCream patents and could enter into competition with us or license his rights to third parties. This would effectively preclude us from pursing an exclusive licensing or co-development opportunity, and would, therefore substantially reduce the value of this intellectual property to us.

We Face Significant Product Liability. We face an inherent business risk of exposure to product liability and other claims in the event our products result in or are alleged to result in harmful effects. We may not be able to avoid significant liability exposure. We may not have or be able to obtain or maintain sufficient insurance coverage at a reasonable cost. An inability to obtain sufficient insurance coverage at a reasonable cost could prevent or inhibit the commercialization of our technology. Even if we avoid liability exposure, we could incur significant costs that hurt our financial performance. We currently do not have and have not applied for product liability insurance. We intend to purchase product liability insurance prior to commencing clinical trials, and have incorporated the costs of insurance coverage into our budget for the trials.

Risks Specific to the Purchase of Common Stock in This Offering

The Market For Our Stock Is Thin And Subject To Manipulation. Our common stock is traded on the NASD OTC Bulletin Board under the symbol “MLSC.” Since our inception, trading in our stock has been sporadic. During the three months ended March 31, 2006, the daily trading volume of our stock averaged 81,998 shares per day. This thin trading market increases the volatility of our stock price and allows trades of even small blocks of stock to have a significant impact on our stock price. Our thin trading market also increases the risk of illegal naked short selling which may cause the stock price to decrease to as low as $0.001 and shareholders to lose essentially all value in their stock. The following table sets forth the range of bid quotations for our common stock for the quarters indicated according to data provided by The NASDAQ Stock Market, Inc. Such quotations reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not represent actual transactions.

PERIOD	HIGH BID	LOW BID
Quarter ended March 31, 2006	$0.185	$0.090
Quarter ended December 31, 2005	0.135	0.090
Quarter ended September 30, 2005	0.180	0.080
Quarter ended June 30, 2005	0.170	0.082

The Market Price For Our Common Stock Will Likely Be Volatile And May Change Dramatically At Any Time. The market price of our common stock, like that of the securities of other early-stage companies, may be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, the execution or termination of significant customer contracts, significant litigation or other factors or events that would be expected to affect our business or financial condition, results of operations and other factors specific to our business and future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:

•	intentional manipulation of our stock price by existing or future stockholders;

•	short selling of our common stock or related derivative securities;

•	the interest, or lack of interest, of the market in our business sector, without regard to our financial condition or results of operations;

•	the adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to develop our products or affect our cost structure; and

•	economic and other external market factors, such as poor economic indicators or investor distrust.

“Penny stock” rules may make buying or selling our securities difficult which may make our stock less liquid and make it harder for investors to buy and sell our shares. Trading in our securities is subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $4.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

We Are Unlikely To Pay Dividends On Our Common Stock In the Foreseeable Future. We have never declared or paid dividends on our stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our stock. This means that your potential for economic gain from ownership of our stock depends on appreciation of our stock price and will only be realized by a sale of the stock at a price higher than your purchase price.

FORWARD-LOOKING STATEMENTS

     This prospectus, any supplement to this prospectus and the documents incorporated by reference contains statements that constitute “forward-looking statements” within the meaning of section 27A of the Securities Act and section 21E of the Securities Exchange Act. To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statement are forward-looking. Such statements can be identified by the use of the forward-looking words such as “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans,” and “proposes” and variations of such words or similar expressions. Additional forward-looking statements may be made by us from time to time.

     Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, expressed in good faith and have a reasonable basis, including without limitation, our examination of historical operating trends, data contained in our records and other data available from third parties, there can be no assurance that our expectations, beliefs and projections will result or be achieved or accomplished. There are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus.

     In addition, these forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock, less any applicable discounts or commissions. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

DETERMINATION OF OFFERING PRICE

     The offering price of the shares of common stock offered by this prospectus is being determined by each of the selling stockholders on a transaction-by-transaction basis based upon factors that such selling stockholder considers appropriate. The offering prices determined by the selling stockholders may, or may not, relate to a current market price but should not, in any case, be considered an indication of the actual value of the shares of common stock. We do not have any influence over the price at which selling stockholders offer or sell the shares of common stock offered by this prospectus.

DILUTION

     Our net tangible book value (tangible assets less total liabilities) at December 31, 2005 was $(5,516,392) or approximately $(0.05) per each of the 107,992,148 shares of common stock then outstanding. Accordingly, new investors who purchase shares will suffer an immediate, total dilution of their investment.

     As of April 20, 2006, there were outstanding options to purchase up to 19,483,000 shares of our common stock as well as warrants to purchase up to 40,923,861 shares of our common stock (including the 29,161,158 shares of common stock subject to outstanding warrants being registered in this offering). The existence of those options and conversion rights may hinder future equity offerings by us, and the exercise of those options and conversion rights may have an adverse effect on the value of shares of our common stock. Furthermore, the holders of those options and conversion rights may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

SELLING SECURITY HOLDERS

     All of the offered shares are to be sold by existing security holders. The selling stockholders acquired the rights to their shares and warrants (i) in a private placement of Series A Convertible Preferred Stock and warrants in October 2004; (ii) in a private placement of Series A Convertible Preferred Stock and warrants in March 2005; and (iii) in exchange for placement agent services and consulting in connection with the foregoing financings.

     Of the shares of our common stock offered hereby, 350,000 shares consist of restricted common stock, 84,000,000 shares are issuable upon the conversion of Series A Convertible Preferred Stock, and 29,161,158 shares are issuable upon the exercise of outstanding warrants to purchase our common stock.

     In addition, pursuant to Rule 416 of the Securities Act, this prospectus and the registration statement of which it is a part cover a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction.

     For purposes of this prospectus, we have assumed that the number of shares issuable upon exercise of each of the warrants is the number stated on the face thereof. The number of shares issuable upon exercise of the warrants, and available for resale hereunder, is subject to adjustment and could materially differ from the estimated amount depending on the occurrence of a stock split, consolidation stock dividend, or similar transaction resulting in an adjustment in the number of shares subject to the warrants.

     The 84,000,000 shares potentially issuable upon conversion of the Series A stock are issuable upon conversion of two issuances of such Series A stock. While we are required to register an aggregate of only 84,000,000 shares of common stock pursuant to those issuances, the actual number of shares into which the Series A stock could be converted could be much greater. Specifically, on October 18, 2004 we issued 12,000 shares of Series A stock to Monarch Pointe Fund, Ltd. Under the terms of that issuance, each share of Series A stock entitles the holder to convert the share into the number of shares of common stock resulting from dividing $100 (which is the purchase price per share of Series A stock) by the conversion price. The conversion price is 85% of the average of the lowest three intra-day trading prices for our common stock during the 10 trading days immediately preceding the conversion date, but the conversion price may not exceed $0.1967 or be lower than $0.05. We are registering 24,000,000 shares of common stock in connection with that issuance (which is based on the floor conversion price of $0.05 per share and is the number of shares required to be registered pursuant to the applicable registration rights agreement with Monarch Pointe Fund, Ltd.). On March 14, 2005 we issued 30,000 shares of Series A stock to Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP. Under the terms of that issuance, each share of Series A stock entitles the holder to convert the share into the number of shares of common stock resulting from dividing $100 (which is the purchase price per share of Series A stock) by the conversion price. The conversion price is 75% of the average of the lowest three intra-day trading prices for our common stock during the 10 trading days immediately preceding the conversion date, but the conversion price may not exceed $0.1967. There is no minimum conversion price per share for that issuance. We are registering 60,000,000 shares of common stock in connection with that issuance (which is based on an assumed conversion price of $0.05 per share and is the number of shares required to be registered pursuant to the applicable registration rights agreement with Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP).

     Notwithstanding our obligation to register 84,000,000 shares of common stock upon conversion of the Series A stock, the actual minimum and maximum number of shares of common stock into which the outstanding Series A stock could be converted is as follows:

	Shares of Common Stock Into Which
	Series A May Be Converted
	Minimum	Maximum
12,000 Shares of Series A issued 10/18/04	6,100,661	24,000,000

30,000 Shares of Series A issued 03/14/05	15,251,652	Theoretically unlimited(1)

Total	21,352,313	Theoretically unlimited(1)

(1)	Because the conversion price has no floor, it theoretically could be infinitely small, resulting in conversion into an infinitely large number of shares of common stock. See the sections of this prospectus entitled “Selling Security Holders” and “Security Ownership Of Certain Beneficial Owners And Management.”

     The table below sets forth, as of April 17, 2006:

•	the name of each selling stockholder;

•	certain beneficial ownership information with respect to the selling stockholders;

•	the number of shares that may be sold from time to time by each selling stockholder pursuant to this prospectus; and

•	the amount (and, if 1% or more, the percentage) of shares of common stock to be owned by each selling stockholder if all offered shares are sold.

     Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock that are issuable upon the conversion of Preferred stock or exercise of outstanding warrants held by a selling stockholder, to the extent exercisable within 60 days of April 17, 2006, are treated as outstanding for purposes of computing each selling stockholder’s ownership of outstanding shares of common stock and percentage ownership (but not the percentage ownership of other selling stockholders). The number of shares of common stock into which Series A convertible preferred stock is convertible is based on the applicable conversion prices as of April 17, 2006.

	Beneficial Ownership					Beneficial Ownership upon
	Before Offering				Number of Shares	Completion of the Offering
Beneficial Owner	Number of Shares		Percent		Being Offered	Number of Shares	Percent
Monarch Pointe Fund, Ltd.	13,627,173	(1)	11.21	(5)	13,627,173	—	—
Mercator Momentum Fund, LP	23,446,880	(2)	17.84	(5)	23,446,880	—	—
Mercator Momentum Fund III, LP	16,213,872	(3)	13.05	(5)	16,213,872	—	—
Mercator Advisory Group, LLC	65,641,763	(4)	37.81	(5)	65,641,763	—	—
Ascendiant Securities, LLC	1,708,184	(6)	1.56		1,708,184	—	—
Ascendiant Capital Group, LLC	350,000	(7)	*		350,000	—	—

*	Less than 1%

(1)	Includes 3,660,396 shares that may be acquired upon exercise of currently exercisable warrants and includes 9,966,777 shares of common stock issuable upon conversion of 12,000 shares of Series A convertible preferred stock based on an assumed conversion price of $.1204. Mercator Advisory Group, LLC controls the investments of Monarch Pointe Fund, Ltd. and David F. Firestone is the managing member of Mercator Advisory Group, LLC.

(2)	Includes 6,748,856 shares that may be acquired upon exercise of currently exercisable warrants and includes 16,698,024 shares of common stock issuable upon conversion of 17,750 shares of Series A convertible preferred stock based on an assumed conversion price of $.1063. Mercator Advisory Group, LLC is the general partner of this partnership and David F. Firestone is the managing member of Mercator Advisory Group, LLC.

(3)	Includes 4,689,883 shares that may be acquired upon exercise of currently exercisable warrants and includes 11,523,989 shares of common stock issuable upon conversion of 12,250 shares of Series A convertible preferred stock based on an assumed conversion price of $.1063. Mercator Advisory Group, LLC is the general partner of this partnership and David F. Firestone is the managing member of Mercator Advisory Group, LLC.

(4)	Includes 12,353,838 shares that may be acquired upon exercise of currently exercisable warrants and includes shares beneficially owned by Monarch Pointe Fund, Ltd., Mercator Momentum Fund, LP, and Mercator Momentum Fund III, LP. David F. Firestone is the managing member of this LLC.

(5)	Notwithstanding these percentages, each of these entities individually is and all of them in the aggregate are limited by the terms of the Series A Preferred Stock and by the applicable warrants to owning no more than 9.99% of our outstanding common stock at any given time.

(6)	Represents shares that may be acquired upon exercise of currently exercisable warrants. Ascendiant Securities, LLC is a wholly-owned subsidiary of Ascendiant Capital Group, LLC. The beneficial owners of Ascendiant Capital Group, LLC are Bradley Wilhite and Mark Bergendahl. Messrs. Wilhite and Bergendahl are registered principals of Ascendiant Securities, LLC, a registered broker-dealer.

(7)	Represents restricted common stock. The beneficial owners of Ascendiant Capital Group, LLC are Bradley Wilhite and Mark Bergendahl. Messrs. Wilhite and Bergendahl are registered principals of Ascendiant Securities, LLC, a registered broker-dealer.

PLAN OF DISTRIBUTION

     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders may also sell shares by means of short sales to the extent permitted by United States securities laws. Short sales involve the sale by a selling shareholder, usually with a future delivery date, of shares of common stock that the seller does not own. Covered short sales are sales made in an amount not greater than the number of shares subject to the short seller’s warrant, exchange right or other right to acquire shares of common stock. A selling shareholder may close out any covered short position by either exercising its warrants or exchange rights to acquire shares of common stock or purchasing shares in the open market. In determining the source of shares to close out the covered short position, a selling shareholder will likely consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which it may purchase shares of common stock pursuant to its warrants or exchange rights.

     Naked short sales are any sales in excess of the number of shares subject to the short seller’s warrant, exchange right or other right to acquire shares of common stock. A selling shareholder must close out any naked position by purchasing shares. A naked short position is more likely to be created if a selling shareholder is concerned that there may be downward pressure on the price of the shares of common stock in the open market.

     The existence of a significant number of short sales generally causes the price of the shares of common stock to decline, in part because it indicates that a number of market participants are taking a position that will be profitable only if the price of the shares of common stock declines. Purchases to cover naked short sales may, however, increase the demand for the shares of common stock and have the effect of raising or maintaining the price of the shares of common stock.

     The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Expenses, Indemnification and Registration Obligations. We are paying the expenses incurred in connection with preparing and filing this prospectus and the registration statement to which it relates, other than selling commissions. We have not retained any underwriter, broker or dealer to facilitate the offer or sale of the shares offered hereby. We will pay no underwriting commissions or discounts in connection therewith.

     We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus. The selling stockholders may indemnify any broker-dealers that participate in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Passive Market Making. We have advised the selling stockholders that while they are engaged in a distribution of the shares offered pursuant to this prospectus, they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliate purchasers and any broker-dealers or other persons who participate in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is subject to the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. We do not intend to engage in any passive market making or stabilization transactions during the course of the distribution described in this prospectus. All of the foregoing may affect the marketability of the shares offered pursuant to this prospectus.

Limitations. We have advised the selling stockholders that, to the extent necessary to comply with governing state securities laws, the offered securities should be offered and sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, we have advised the selling stockholders that the offered securities may not be offered or sold in any state unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available with respect to such offers or sales.

LEGAL PROCEEDINGS

     We are not aware of any legal proceedings against us. We may however be involved, from time to time, in various legal proceedings and claims incident to the normal conduct of our business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth certain information regarding the executive officers and directors of Medical Discoveries, Inc. as of April 20, 2006.

Name	Age	Title	Term of
David R. Walker	60	Chairman of the Board of Directors	7 Years
Judy Robinett	52	President and Chief Executive Officer,	5 Years
		Director
Larry Anderson	55	Director	1 Year
Stephen R. Drake	37	Secretary	2 Years

David R. Walker

     David R. Walker joined the Board of Directors on May 2, 1996, and was appointed Chairman of the Board of Directors on May 10, 1998. He has served as Chairman of the Audit Committee since its inception in 2001. For over 20 years, Mr. Walker has held the office of General Manager of Sunheaven Farms, the largest onion growing and packing entity in the State of Washington with annual revenues in excess of $50 million. In the capacity of General Manager, Mr. Walker performs the functions of a traditional chief financial officer. Mr. Walker holds a Bachelor of Arts degree in economics from Brigham Young University with minors in accounting and finance.

Judy Robinett

     Judy M. Robinett has held the office of President and Chief Executive Officer since November, 2000, and joined the Board of Directors on February 9, 2001. Since 1994, she has owned and operated an international consulting company focused on strategic planning, finance, marketing, and distribution for entrepreneurs and established companies. Prior to that, Ms. Robinett’s employment positions included Vice President for Quality Improvement for a regional hospital, Division Manager for Universal Foods, Group Manager for EG&G’s Nuclear Training Facility in Idaho, and a Planner for the State of Idaho. Ms. Robinett has published more than 50 articles on business finance and operations and is a recognized authority on quality control. Ms. Robinett holds a Bachelors of Sciences degree in psychology and a Masters degree in labor economics from Utah State University.

Larry Anderson

Larry Anderson has a wide range of investment banking, sales and entrepreneurial experience. He has held investment banking and stock broker positions with Merrill Lynch (1984 to 1987), Oppenheimer (1987) and Kidder Peabody (1992), managing up to $300 million in accounts. Mr. Anderson has significant sales experience including holding national sales leader awards while at Automatic Data Processing and Qantel Computer Corporation. Mr. Anderson is an entrepreneur with numerous start-ups and turn-arounds to his credit. Within the last 5 years he has owned and operated or currently owns and operates, among other companies, C Innovation Inc, a 36-employee K-12 educational software company located in Claremont, California; Success Finance, a small contract financing company based in Utah; Complete Nursing Services a 28-employee terminally ill child care company in the State of Washington; All Home Care, a 65-employee aged home care company in California; and Future Now Enterprises, LLC in Utah. The combined yearly payroll of his businesses is over $6 million. Anderson currently lives in Salt Lake City, Utah.

Stephen R. Drake

     Stephen R. Drake was elected Secretary of the Company effective as of April 1, 2004. He has served as legal counsel to the Company since November 2000. Mr. Drake is an attorney in private practice with Epstein Becker and Green, P.C. in Chicago, Illinois, where he practices corporate and securities law. Mr. Drake received a Bachelors of Arts degree, cum laude, from Albertson College in 1991 and a Juris Doctor degree, cum laude, from Willamette University College of Law in 1996.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding persons known by the Company to beneficially own, as defined by Rule 13d-3 under the Securities Exchange Act of 1934, more than 5% of Common Stock as of April 17, 2006, based solely on information regarding such ownership available to the Company in filings by such beneficial owners with the SEC on Schedules 13D and 13G. The following table also sets forth information regarding beneficial ownership of Common Stock as of April 17, 2006, by the Directors and the Named Executive Officer and by the Directors and Named Executive Officer as a group.

	Number of Shares
	and Nature of		Percent
	Beneficial		of
Name and Address of Beneficial Owner(a)	Ownership (b)		Class
Certain Beneficial Owners:
Monarch Pointe Fund, Ltd.	13,627,173	(c)	11.21	(k)
555 S. Flower St., Suite 4500 Los Angeles, CA 90071
Mercator Momentum Fund, LP	23,446,880	(d)	17.84	(k)
555 S. Flower St., Suite 4500 Los Angeles, CA 90071
Mercator Momentum Fund III, LP	16,213,872	(e)	13.05	(k)
555 S. Flower St., Suite 4500 Los Angeles, CA 90071
Mercator Advisory Group, LLC	65,641,763	(f)	37.81	(k)
555 S. Flower St., Suite 4500 Los Angeles, CA 90071
David F. Firestone(g)	65,641,763	(g)	37.81	(k)
555 S. Flower St., Suite 4500 Los Angeles, CA 90071
Judy M. Robinett	16,030,000	(h)	12.91
Directors/Named Executive Officer:
David R. Walker	1,153,539	(i)	1.06
Judy M. Robinett	16,030,000	(h)	12.91
Larry Anderson	250,000		*
All Directors and Executive Officers as a Group (3 persons)	17,433,539	(j)	13.98

*	Less than 1%

(a)	Unless otherwise indicated, the business address of each person listed is c/o Medical Discoveries, Inc., 1338 S. Foothill Drive, #266, Salt Lake City, Utah 84108.

(b)	For purposes of this table, shares are considered to be beneficially owned if the person directly or indirectly has the sole or shared power to vote or direct the voting of the securities or the sole or shared power to dispose of or direct the disposition of the securities. Shares are also considered beneficially owned if a person has the right to acquire the beneficial ownership of the shares within 60 days of April 17, 2006. Unless otherwise indicated in these footnotes, each shareholder has sole voting and investment power with respect to the shares beneficially owned.

(c)	Includes 3,660,396 shares that may be acquired upon exercise of currently exercisable warrants and includes 9,966,777 shares of common stock issuable upon conversion of 12,000 shares of Series A convertible preferred stock based on an assumed conversion price of $.1204, which would have been the applicable conversion price as of April 17, 2006.

(d)	Includes 6,748,856 shares that may be acquired upon exercise of currently exercisable warrants and includes 16,698,024 shares of common stock issuable upon conversion of 17,750 shares of Series A convertible preferred stock based on an assumed conversion price of $.1063, which would have been the applicable conversion price as of April 17, 2006.

(e)	Includes 4,689,883 shares that may be acquired upon exercise of currently exercisable warrants and includes 11,523,989 shares of common stock issuable upon conversion of 12,250 shares of Series A convertible preferred stock based on an assumed conversion price of $.1063, which would have been the applicable conversion price as of April 17, 2006.

(f)	Includes 12,353,838 shares that may be acquired upon exercise of currently exercisable warrants and includes shares beneficially owned by Monarch Pointe Fund, Ltd., Mercator Momentum Fund, LP, and Mercator Momentum fund III, LP.

(g)	Represents shares beneficially owned by Mercator Advisory Group, LLC.

(h)	Includes 16,000,000 shares that may be acquired upon the exercise of currently exercisable stock options.

(i)	Includes 750,000 shares that may be acquired upon the exercise of currently exercisable stock options.

(j)	Includes 16,750,000 shares that may be acquired upon the exercise of currently exercisable stock options.

(k)	Notwithstanding these percentages, each of these entities individually is and all of them in the aggregate are limited by the terms of the Series A Preferred Stock and by the applicable warrants to owning no more than 9.99% of our outstanding common stock at any given time.

DESCRIPTION OF SECURITIES

     The following description of our authorized capital stock is subject to the detailed provisions of our Articles of Incorporation. Our Articles of Incorporation are included as Exhibit 2.1 to the registration statement.

     The aggregate number of shares of capital stock authorized for issuance by our Articles of Incorporation is 300,000,000, of which 250,000,000 are shares of common stock, no par value, and 50,000,000 are shares of preferred stock, no par value.

Common Stock.

     As of April 17, 2006, there were 107,992,148 shares of common stock issued and outstanding and 1,500 stockholders of record.

Dividend Rights. We have never declared or paid any cash dividends on our voting ordinary shares. Any future payment of dividends will be made at the discretion of our Board of Directors based upon conditions then existing, including earnings, financial condition and capital requirements as well as such economic and other conditions as our Board of Directors may deem relevant. Our Bylaws provide that the Board of Directors may, from time to time declare, and we may pay dividends on our outstanding shares in the manner and upon the terms and conditions provided by law.

Voting. Holders of our common stock are entitled to cast one vote in person or by proxy for each share of such common stock standing in his name on the stock transfer records of the Corporation. No shareholder has the right to cumulate votes in the election of directors. Currently, there are three members on our Board of Directors.

Dissolution Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Company, after any preferential amount with respect to the Preferred Stock has been paid or reserved, the holders of Common Stock and the holders of any series of Preferred Stock entitled to participate in the distribution of assets are entitled to receive the net assets of the Company.

Preemptive Rights. There are no preemptive rights authorized by our Articles of Incorporation or our Bylaws.

Redemption. There are no redemption provisions applicable to our common stock.

Certain Provisions of the Articles of Incorporation. Our Articles of Incorporation provide that we may indemnify and advance expenses to its directors, officers, employees, fiduciaries or agents and to any person who is or was serving at the Corporation’s request as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign corporation or other person or of an employee benefit plan (and their respective estates or personal representatives) to the fullest extent as from time to time permitted by Utah law.

Preferred Stock.

     As of April 17, 2006, there were 41,800 shares of Series A Convertible Preferred Stock issued and outstanding.

Dividend Rights. The holders of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Voting. The Series A Preferred Stock is non-voting.

Dissolution Rights. In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to be paid first out of the assets of the Company available for distribution to shareholders an amount equal to the $100.00 per share purchase price of each share of Series A Preferred Stock held, plus any declared but unpaid dividends on such share, before payment is to be made to the holders of the Common Stock.

Other Preferred Stock. Our Articles of Incorporation authorize the issuance of Preferred Stock in one or more series, from time to time, by the Board of Directors without further vote of the shareholders, except as may be provided for under applicable law or the rules of any stock exchange or other market system on which the preferred stock may then be listed or traded. The rights of the Board of Directors to designate and issue specific series of Preferred Stock will include, without limitation, the right to determine or designate the following with respect to each series:

•	The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors;

•	The dividend rate of such series, the conditions and times upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock or series thereof, or on the other series of the same class, and whether dividends shall be cumulative or non-cumulative;

•	The conditions upon which the shares of such series shall be subject to redemption by the Company and the times, prices and other terms and provisions upon which the shares of the series may be redeemed;

•	Whether or not the shares of the series shall be subject to the operation of retirement or sinking fund provisions to be applied to the purchase or redemption of such shares and, if such retirement or sinking fund be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

•	Whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or classes, with or without par value, or of any other series of the same class and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

•	Whether or not the shares of the series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

•	The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or upon distribution of assets of the Company; and

•	Any other designations, preferences, limitations and relative rights of the shares of such series, as the Board of Directors may deem advisable.

INTEREST OF NAMED EXPERTS AND COUNSEL

     The validity of the common stock offered hereby will be passed upon for us by Epstein Becker & Green, P.C. Our Secretary, Stephen R. Drake, is a member of Epstein Becker & Green, P.C. As of the date of this prospectus, a member of Epstein Becker & Green, P.C. holds an aggregate of 33,000 shares of our common stock and an option to purchase 300,000 shares of our common stock at $0.05 per share.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our Articles of Incorporation provide that we will indemnify and advance expenses to our directors, officers, employees, fiduciaries or agents and to any person who is or was serving at our request as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign corporation or other person or of an employee benefit plan (and their respective estates or personal representatives) to the fullest extent as from time to time permitted by Utah law. The personal liability of our directors and officers to us or our shareholders, or to any third person, will be eliminated or limited to the fullest extent as from time to time permitted by Utah law.

     Our Bylaws provide that we shall indemnify any director or officer if a determination has been made that the director or officer acted in good faith, he or she reasonably believed that his or her conduct was in, or not opposed to, the Company’s best interests. The Bylaws provide that we shall not indemnify a director or officer if the director or officer, in connection with any proceeding by or in the right of the Company in which he or she was adjudged liable to the Company or any other proceeding he or she was adjudged liable on the basis that he or she derived an improper benefit.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

     Medical Discoveries, Inc. was incorporated on November 20, 1991 as a Utah corporation and maintains its principal offices at 1338 S. Foothill Drive, #266, Salt Lake City, Utah 84108. Our telephone number is (801) 582-9583 and our web address is www.medicaldiscoveries.com. We are a developmental-stage bio-pharmaceutical company engaged in the research, validation, development and ultimate commercialization of two drugs: MDI-P and SaveCream. MDI-P is an anti-infective drug that we believe will be a useful and well-tolerated treatment for bacterial infections, viral infections and fungal infections. We further believe that MDI-P will be a useful therapy for the treatment of cystic fibrosis. SaveCream is a breast cancer medication that is applied topically to reduce breast cancer tumors. Both of these drugs are still in development and have not been approved by the U. S. Food and Drug Administration (FDA).

      Our initial target indications for MDI-P are cystic fibrosis and HIV. On November 10, 2004, we filed an Investigational New Drug application (IND) with the FDA seeking permission to begin Phase I human clinical trials of MDI-P as a treatment for cystic fibrosis. The FDA placed the proposed Phase I clinical trials on clinical hold pending additional preclinical testing. The preclinical testing has been completed and no significant toxicities were noted. We have submitted this data to the FDA. If the FDA lifts the clinical hold upon receipt of the amended IND and allows us to proceed with Phase I studies, we will begin human trials at St. Luke’s Regional Medical Center in Boise, Idaho using a protocol designed by Dr. Henry Thompson. We hope to commence recruitment for this study in June or July 2006. If our Phase I IND for cystic fibrosis is successful, we intend to file an IND for Phase I testing of MDI-P as a treatment for HIV at Harvard School of Medicine using a protocol designed by Dr. Bruce Dezube. We also expect to add additional indications for the use of MDI- P in the future as we further our preclinical development.

     We recently purchased SaveCream from a German biotechnology company. We are in the process of developing a global commercialization strategy for SaveCream.

To date, we have not generated significant revenues from operations or realized a profit. Through December 31, 2005, we had incurred cumulative net losses since inception of $20,840,714.

Recent Developments.

     Cystic Fibrosis IND. We are continuing to pursue our IND for cystic fibrosis with the FDA. In 2005 we concluded large animal model testing to establish pharmacological safety with relation to cardiovascular and central nervous system toxicity as well as in-vitro work on genotoxicity for this IND. The preclinical testing has been completed with positive results. We recently submitted the data to the FDA in hopes of being permitted to proceed with Phase I testing. We anticipate that we may be able to start Phase I clinical trials on cystic fibrosis as early as Q2 of 2006. While we believe we have sufficient funds to begin Phase I clinical trials of MDI-P for cystic fibrosis if and when the FDA allows us to begin human trials under an amended IND, we will need to raise additional funds to complete this testing.

      More particularly, the clinical hold items established by the FDA to which we responded included:

•	Use of the same mode of nebulization administration of MDI-P in small and large mammals as proposed for the Phase I cystic fibrosis clinical trial, to develop:

•	Satisfactory safety pharmacology data from frank toxicity to minimal toxicity for periods mimicking the proposed clinical trial term;

•	Mouse safety pharmacology on potential central nervous system involvement; and

•	Dog safety pharmacology on potential cardiovascular system involvement;

•	A battery of genotoxicity studies; and

•	Data to support the safety of the maximum expected human exposure to listed extractables in our prior IND submission.
      We contracted with Ascentia Bio-Medical Technologies for the cGMP, placebo-controlled, multi-dose mouse central nervous system toxicology study. A specialized mouse nebulization system was used, in order to mimic the mode of delivery slated for the Phase I cystic fibrosis trial. We contracted with MPI Research for the cGMP, placebo-controlled, multi-dose dog cardiovascular toxoicology study. Again, specialized dog nebulization masks with harnesses were used to mimic the mode of delivery slated for the Phase I cystic fibrosis trial. We contracted with NAMSA for the genotoxicity studies, including a “Mouse Peripheral Blood Micronucleus Study”, a “Dose Range Study in Mouse Peripheral Blood Micronucleus”, an “In-Vitro Chromosomal Aberration Study in Mammalian Cells”, and a “Bacterial Reverse Mutation Study”. Finally, we contracted with Dr. Robert Mastico for the data submission on the extractables.

     SaveCream. On March 16, 2005, Medical Discoveries, Inc. (the “Company”) completed the purchase of the intellectual property assets (the “Assets”) of Savetherapeutics AG, a German corporation in liquidation in Hamburg, Germany (“SaveT”). The Assets consist primarily of patents, patent applications, pre-clinical study data and anecdotal clinical trial data concerning SaveCream, SaveT’s developmental topical aromatase inhibitor treatment for breast cancer. The purchase price of the Assets is €2,350,000 (approximately $2.8 million under current exchange rates) payable as follows: €500,000 at closing, €500,000 upon conclusion of certain pending transfers of patent and patent application rights from SaveT’s inventors to the Company, and €1,350,000 upon successful commercialization of the Assets. The Company’s source of funds for the acquisition is a $3 million equity investment by Mercator Momentum Fund LP and Mercator Momentum Fund III LP. Neither SaveT nor any employee of SaveT has a material relationship with the Company or any of its affiliates, any director or officer of the Company or any associate of any such director or officer.

     Before it ceased business in 2004, Savetherapeutics (SaveT) had been developing SaveCream, a topical steroidal form of aromatase inhibitor (AI) for breast cancer that never generated revenues for SaveT. This promising cancer therapeutic product has been tested in the European Union under a unique German regulatory scheme that allows patients with limited treatment options to receive novel treatments. In the study, over 100 women diagnosed with breast cancer received special permission to be treated with SaveCream. A significant number of those women experienced a significant reduction in tumor size of fifty percent in two weeks. No follow up data was collected to permit assessment of adverse events or benefits of treatment occurring after the treatment period. We are in the process of developing a global commercialization strategy for SaveCream, to include certain preclinical studies including toxicology and pharmacokinetics, as well as the development of future clinical protocols.

M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Mercator Momentum Fund, L.P., and Mercator Momentum Fund III, L.P., provided us with $3 million for the purchase, pursuant to terms described below.

We would like to initiate a preclinical development program for SaveCream, however we do not currently have the funds to do so. Should we be unable to fund preclinical testing necessary to file an IND, we may instead seek a co-development partner or out-licensing opportunities for this product.

We analyzed whether the intellectual property purchased was a business within the contemplation of Regulation S-X, and concluded that no such business had been acquired.

     Series A Preferred Stock Financings. On or about March 14, 2005, we closed the second of two rounds of Series A Preferred Stock financing with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC). In this round, we sold 30,000 shares of Preferred Stock and warrants to purchase 22,877,478 shares of common stock for a total offering price of $3 million. Each share of Preferred Stock entitles the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from multiplying $100 by the conversion price. The conversion price for this round is 75% of the average of the lowest three intra-day trading prices for our common stock during the 10 trading days immediately preceding the conversion date, but the conversion price may not exceed $0.1967. The number of shares of common stock subject to the warrants and the exercise price are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. The warrants entitle the holder to purchase up to 22,877,478 shares of our common stock on or before the third anniversary of the issuance date of the warrants at $0.1967 per share. The number of shares of common stock subject to the warrants and the exercise price are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. In connection with this financing, we issued to a placement agent warrants that entitle the holder to purchase up to 1,220,132 shares of our common stock on or before the third anniversary of the issuance date of the warrants at $0.1967 per share.

On or about October 18, 2004, we closed the first of two rounds of Series A Preferred Stock financing with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC). In this round, we sold 12,000 shares of Preferred Stock and warrants to purchase 4,575,496 shares of common stock for a total offering price of $1.2 million. Each share of Preferred Stock entitles the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from multiplying $100 by the conversion price. The conversion price for this round is 85% of the average of the lowest three intra-day trading prices for our common stock during the 10 trading days immediately preceding the conversion date, but the conversion price may not exceed $0.1967 or be lower than $0.05. The number of shares of common stock subject to the warrants and the exercise price are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. The warrants entitle the holder to purchase up to 4,575,496 shares of our common stock on or before the third anniversary of the issuance date of the warrants at $0.1967 per share. The number of shares of common stock subject to the warrants and the exercise price are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. In connection with this financing, we issued to a placement agent 350,000 shares of restricted common stock and warrants that entitle the holder to purchase up to 488,052 shares of our common stock on or before the third anniversary of the issuance date of the warrants at $0.1967 per share.

In connection with the Series A Preferred Stock financings, we agreed with the investors to register the shares of common stock into which the Preferred Stock is convertible and the warrants are exercisable. This prospectus relates to our registration of those shares.

Business Strategy. Our highest priorities are to:

•	commence human clinical trials of MDI-P for cystic fibrosis;

•	file an IND for HIV; and

•	develop a commercialization strategy for SaveCream.

Our second priorities are the completion of a longer-range strategic business plan in which we utilize the intellectual property that has been developed over the last decade and determine an appropriate direction for future development of the business over the next five to ten years. Some of the issues we will be dealing with will include:

•	listing the Company’s common stock on a stock exchange or NASDAQ;

•	how to provide shareholders with liquidity, transparency and a return on investment;

•	a decision on whether or when to relocate the Company or maintain its current location;

•	a decision as to what staffing requirements the Company will have, when to bring additional permanent staff on board and the best route for recruiting those staff members;

•	additional target indications and the formulation and development process required for those target indications;

•	a comprehensive intellectual property strategy;

•	a potential partnering strategy; and

•	projected long-term financing requirements.

MDI-P: Novel Anti-Infective Technology. MDI-P is an anti-infective drug that we believe will be useful treatment for bacterial infections, viral infections and fungal infections. MDI-P appears to work by virtue of the direct virus-, bacteria- and fungus-killing effect of several of the powerful oxidants present in the MDI-P solution. The MDI-P solution contains oxidants such as various hypochlorous acid chains, ozone and dilute hydrogen peroxide. These oxidants, traditionally believed to have a very short half-life in their natural state, seem to exhibit stability of one month or longer in MDI-P.

During the past nine years, we have conducted a variety of cell line testing at the following university and medical research institutions, among others:

Stratton V.A. Medical Center, Albany, New York
Albany Medical College, Albany, New York
Indiana University School Of Medicine And Dentistry
University of California, Los Angeles
Baylor College of Medicine and Dentistry, Dallas, Texas
Dana-Farber Cancer Institute, Boston, Massachusetts
University of Washington Medical School

Highlights from those tests include the following:

•	In 1998, we initiated in vitro testing, conducted at the Dana-Farber Cancer Institute in Boston, Massachusetts, a major teaching affiliate of the Harvard Medical School. The results of this independent testing confirmed that MDI-P achieved destruction of more than 90% of the HIV virus in cell cultures, with no toxicity to the cells.

•	In 2000, data and results published by Dr. Aldonna Baltch, M.D., of the Stratton V.A. Medical Center and Albany Medical College, Albany NY, indicated that MDI-P is a potent antibacterial and anti-fungal agent. Dr. Baltch’s work demonstrated that MDI-P was effective in destroying the fungi Candida albicans and Legionella pneumophillia (Legionnaire’s Disease) within 60 seconds of exposure to the fungi with no evidence of cell toxicity. This work was published in The American Journal of Infection Control in 2000 and as abstracts of the American Society of Microbiology meetings in 1997 and 1998.

•	Toxicity tests completed in 2001 by WIL Research Laboratories demonstrated that various strengths of MDI-P (up to a 50% solution strength) produced no systemic toxicity in laboratory animal tests used to assess potential problems for human application. These preclinical studies were conducted following FDA guidelines and have helped establish that MDI-P is reasonably safe for human clinical trials.

•	In 2004, Dr. Emil Chi, Chairman of the Department of Histopathology at the University of Washington Medical School, conducted a mouse study focused on MDI-P as a potential therapeutic agent for the treatment of sepsis. The results reaffirmed the anti-infective strength and low toxicity profile in preclinical models of MDI-P.

•	In 2004, we also commissioned a mouse study by Dr. Chi focused on MDI-P as a potential therapeutic agent for the treatment of the symptoms of asthma. In the study, 36 female mice were examined in a chronic asthma model, using various doses of MDI-P as a therapeutic agent as measured against a saline control. Samples of bronchial lavage lung fluid and tissue were taken from all mice, with assays performed in airway mucus build-up and eosinophil infiltration, a prime blood cell measure of asthmatic attacks. More than 70% of the MDI-P treated mice exhibited no increase in mucus secretions, comparable with saline control animals, with a marked reduction in eosinophil infiltration. Untreated asthmatic mice, in contrast, had more than a nine-fold increase in mucus build-up as compared with saline controls. Further, no toxicity was found in the MDI-P treated mice.

•	On July 15, 2004, we announced our receipt from Clagett Consulting of a large mammal toxicity report for MDI-P. The study found no sign of any toxicity from MDI-P in the anatomy, behavior, clinical chemical, hematological, or histopathological measures of adverse events. The study was conducted in a rabbit species (New Zealand white rabbits) because of their acknowledged hyper-reactivity to toxicity in drugs. These results, when combined with our prior toxicological work, suggest that MDI-P should not cause toxic events in humans. Also included in the Clagett Consulting report was a further genomic analysis for toxicology of MDI-P. This genomics analysis indicated that MDI-P had no effect on any of the following: bone marrow function, hematocrit levels in peripheral blood, serum levels for alanine aminotransferase levels and aspartate aminotransferase levels, both of which provide sensitive measures of hepatic toxicity, serum protein and albumin levels, bound urinary nitrogen levels, serum calcium levels or blood glucose levels. In addition, this genomics analysis provided confirmation that various measures of impact on the hundreds of genes controlling toxicity as well as the immuno-regulatory system were neither up-or-down regulated by MDI-P.

•	In 2004 Dr. Chi also studied MDI-P as a potential therapeutic agent for the treatment of the symptoms of cystic fibrosis. In this study of 48 mice, it was found that MDI-P is a useful agent to reduce primary measures of disease in cystic fibrosis, including bacterial infection, mucus secretion, cellular infiltration, lung edema (swelling with excess fluid), lung hemorrhage, and lung infiltration by neutrophils and eosinophils, the principal white blood cells responding to allergic and infectious pathogens. Excessive presence of neutrophils and eosinophils can lead to cell death in surrounding tissues, causing serious health problems from their over-expression. No overt signs of toxicity were found in the primary organs (lungs, liver, spleen, kidneys, brain) of mice treated with MDI-P.

•	In 2004 we conducted a chronic toxicity study of MDI-P. The study involved the weekly injection of MDI-P into the body cavity of test mice for six-months. No statistically relevant changes in body weight, or morphometry or histopathology of vital organs were observed, when compared with mice receiving saline control injections or with untreated animals. The study resulted in no dose-dependency and no toxic effects.

•	In 2005 and 2006 we conducted a battery of tests in response to the FDA’s clinical hold items for our cystic fibrosis IND. Those studies included a mouse central nervous system toxicity study conducted by Ascentia Bio-Medical Technologies, a dog cardiovascular toxicity study conducted by MPI Research, and the following genotoxicity studies conducted by NAMSA: Mouse Peripheral Blood Micronucleus Study, Dose Range Study in Mouse Peripheral Blood Micronucleus, In-Vitro Chromosomal Aberration Study in Mammalian Cells, and Bacterial Reverse Mutation Study. No adverse events were discovered in these studies.

Application of MDI-P to HIV.
     Overview. Our preclinical research has demonstrated that MDI-P is capable of rapidly killing HIV upon direct contact and preventing infection of cells in a cell culture. MDI-P has also shown it is capable of rapidly killing the HIV virus in an acutely infected cell line. Furthermore, the destruction of the HIV virus by MDI-P in a cell culture or a cell line does not require any additional combination of drugs, and appears to have a low toxicity profile in preclinical analysis. If these results can be replicated in human beings, under appropriate clinical protocols, this compound may represent a significant clinical advance over existing therapies.
     Background of HIV/AIDS. HIV is a retrovirus whose genetic information is encoded by ribonucleic acid (RNA) instead of deoxyribonucleic acid (DNA). It spreads through the body by invading host cells and using the human cells’ own protein synthesis process to replicate itself. As the virus replicates, it slowly destroys the immune system by infecting and killing T lymphocytes, so-called “T cells”, which are critical for the function of the human immune system. The most recent estimates of the World Health Organization report that in 2003, between thirty-five and forty-two million people were infected with the HIV virus worldwide.
     Existing Therapies for HIV. There are approximately 24 HIV therapies currently on the market and approved by the FDA with a market value in 2004 of approximately $6 billion per year and a projected annual growth rate of five and a half to six percent over the next ten years. The current U.S. market is valued in excess of $3 billion annually. The primary current therapies for HIV are anti-retroviral products falling into four categories: nucleoside reverse transcriptase inhibitors, non-nucleoside reverse transcriptase inhibitors, protease inhibitors, and anti-fusion of HIV-1 with CD4 cells (Fuzeon®, or enfuvirtide). These therapies are typically taken in combination under a protocol called Highly Active Antiretroviral Therapy (HAART). HAART is effective in controlling the levels of virus and in increasing the number of T cells. However, these combination therapies are also associated with significant toxicity and viral resistance. As a result, current therapy management is characterized by a set of complex issues: when to initiate therapy, what regimen to use, which drugs within each class to use, and when to change therapies. Due to limitations of chronic use of anti-retroviral drug therapies, guidelines issued by the National Institutes of Health suggest starting these therapies later in the disease. Therefore, a need exists for therapies that are useful early in the disease process, that are non-toxic, that are active against resistant strains and that do not give rise to rapid resistance. Even the new best-of-breed therapeutic, Fuzeon®, requires administration with other standard combination antiretroviral therapies, and exhibits a number of toxicities, including: injection site reactions in approximately 98% of patients treated, and on a less frequent basis, pneumonia, diarrhea, nausea, fatigue, fever, increased hepatic enzymes, neutropenia, thrombocytopenia, and renal failure.
     Potential Benefits of MDI-P. MDI-P appears to have several important characteristics that could provide benefits to both patients and providers alike:
   • MDI-P’s mechanism of action is not accomplished by enzyme or nucleic acid inhibition, but rather by direct intra-cellular effects. In preliminary testing, MDI-P has been shown to be very rapid in effect and to destroy viruses without destroying host cells.
   • MDI-P’s broad-spectrum antiviral effects appear to make it active against even highly resistant viral strains and not subject to rapid resistance.
   • The destruction of bacterial organisms by exposure to MDI-P does not appear to produce any potential harmful effects.
   • MDI-P appears to have a low toxicity profile and therefore may be better tolerated by patients.
     MDI’s HIV Protocol. The HIV virus is known to have a cell replication cycle of approximately ten days to two weeks. For this reason, the Phase I protocol designed by Dr. Bruce Dezube planned at Harvard Medical School will use daily infusions over fourteen-day infusion cycles of MDI-P, followed by a rest period, followed by subsequent two-week infusions. The selection of the appropriate human dosing regimen will be based upon the dose curve data currently being established at the University of Washington Medical School. The Harvard Phase I studies will be examining toxicity, together with early signs of efficacy in bringing HIV RNA cell copies in blood tests down to or below the 400 copies/mL level experienced by at least 34% of treatment-experienced patients in trials of the best of breed therapeutics in HIV (e.g. Fuzeon®).
In order to expedite MDI’s IND for HIV, the Company may pursue an adjunct therapy program for its therapeutic, as in joint dosing with an approved HAART HIV therapeutic with MDI-P as an adjunct therapy to clinically manage the effects of fungal infections which frequently plague HIV patients. Specific preclinical studies in common fungi associated with HIV patients would be undertaken to support such a filing, together with the improved toxicity profile for MDI-P currently being established for the cystic fibrosis indication. Some of our toxicity work for cystic fibrosis (specifically, cardiovascular involvement in dogs and central nervous system involvement in mice) may need to be repeated via an infusion mode of delivery for HIV prior to filing an IND for HIV.

Application of MDI-P to Cystic Fibrosis.
     Overview. Cystic fibrosis (CF) is a recessive genetic disease that manifests itself in multiple systems of the body. Individuals who suffer from CF produce excessive amounts of thick, sticky mucus that obstructs the airways of the CF patient. If mucus is not reduced in the CF patient, then respiratory failure can occur. Due to the fact that mucus serves as a medium for the growth of bacteria, the CF patient faces a high risk of morbidity and mortality due to frequent pulmonary infections. Currently, there are no FDA approved CF therapeutics that provide a statistically significant mucus-clearing effect. The prospective ability of MDI-P to remove CF patient mucus accumulation may, in fact, provide a significant extension of life for CF patients.
     Background of Existing Therapies. With CF being a genetically-determined illness, there is presently no known “cure” for CF. Current treatment standards, which may entail 3-4 hours of treatment per day for the CF patient, include:
   • Dietary control to lessen the build-up of fats, proteins (and to a lesser extent, carbohydrates) which can not be readily absorbed and metabolized. Typically, such dietary control is augmented with oral pancreatic enzymes to assist in fat metabolism.
   • Treatment of bacterial infection with erythromycin, Tobramycin® (TOBI), and in severe infection cases, vancomycin to eradicate or control the infection. In some cases, daily use of oral antibiotics may be prescribed due to the high frequency of lung infection in CF patients and its risk of mortality.
   • Frequent use of mucolytic agents such as N-acetylcysteine and bronchodilator therapy with Pulmozyme®. Clinical response may further indicate bronchial drainage through recombinant human Dnase or flutter devices to assist in mucus airway clearance, together with clapping of the chest to dislodge mucus. In extreme cases, broncho-alveolar lavage may be used, and if necessary, lung transplantation.
   • Periodic corticosteroid tablets and inhaled anti-asthma medications (e.g., Advair®, Singulair®, etc.) to combat lung inflammation (frequently resulting from the presence of infection), together with high doses of ibuprofen for its anti-inflammatory effect.
   • In addition, the CF patient may have insulin prescribed for CF-related diabetes, as well as medications for CF-associated liver disease, supplements of vitamins A and D, and medication to treat constipation. Oxygen therapy may also be prescribed.
At present, current therapies tend to be more effective in controlling pulmonary infection than in clearance of mucus. However, the increasing use of antibiotics to treat CF patients has lead to an increased number of CF patients with drug-resistant infection that can prove life-threatening. Since CF’s build-up of mucus is genetically dependent, and the mucolytic agents and therapies limited in total mucus-clearing effect, the CF patient lives with a serious threat of respiratory failure from any of the various frequent pulmonary infections. Even with the use of all such therapies administered through approved CF disease centers, the common prognosis for life expectancy of a CF patient is currently 31-32 years.
     Prospective Benefits of MDI-P. New anti-microbial therapies that would reduce continued mucus build-up would be beneficial to the CF patient to help prevent airway obstruction and frequent pulmonary infection. Should such new anti-microbial therapies also prove less susceptible to drug resistance, together with efficacy on viruses, their value in extending the quality of life and life span of CF patients would be substantial.
Based upon preliminary evidence from MDI’s pre-clinical studies, we are hopeful that MDI-P may offer CF patients the following:
   • to serve as a highly active anti-microbial agent for CF patients with bacterial pulmonary infection, as well as viral pulmonary infection, with low drug resistance probability; and
   • to serve as the best-of-breed mucolytic agent in clearing the continuous mucus build-up in CF, when applied by nebulization into the lungs, as an adjunct therapy to TOBI.

The potential benefits of using MDI-P as an adjunct therapy to TOBI, based on preliminary data from our pre-clinical studies, are as follows:
   • to avoid the possibility of significant clinical risk of adverse events with CF patients that a lengthy drug-clearance period might introduce if TOBI was discontinued and MDI-P used alone; and
   • to lessen the likelihood of adverse events due to endotoxin reaction, due to the high level of activity MDI-P may exhibit in killing pathogens.
We are hopeful that MDI-P may, with CF patient compliance, significantly improve both pulmonary function and longevity of CF patients, due to its unique dual mechanism of action.
     MDI’s CF Protocols. MDI has established its planned Phase I CF trials at St. Luke’s Regional Medical Center, Boise, Idaho), under the supervision of Dr. Henry Thompson, Principal Investigator, who is Director of the Idaho CF Clinic. The Phase I trial is planned on adult CF patients in the latter term of life expectancy (age 21+). There are two arms to the study:
   • Arm I-a: a clinical trial will be conducted on a healthy normal adult population consisting of 10-15 individuals to establish the safety of MDI-P as a prospective adjunct therapy,
   • Arm I-b: a clinical trial will be conducted on a TOBI-dependent adult CF population consisting of 30 individuals, in which MDI-P is used as an adjunct therapy during TOBI’s 28-day rest period on a dose-rising regimen. Fifteen of the 30 patients will undergo each dose regimen, to determine if greater efficacy is achieved on the higher dose of MDI-P.
Nebulization of MDI-P through Pari Research Institute’s new FDA-approved e-Flow device is planned. All patients will be hospitalized during the initial 24-hour start of nebulization, to allow monitoring for endotoxic reactions. Patients will then self-nebulize three times daily at home, and will come into the CF clinic for weekly physicals, blood tests, pulmonary function tests, and the like.
Other Indications for MDI-P. Our preclinical testing has also shown efficacy of MDI-P in treating sepsis and asthma. We have filed patent applications for those indications and may in the future pursue opportunities to commercialize MDI-P as a therapeutic for those indications.
SaveCream Overview. MDI purchased intellectual property assets from the liquidation estate of Savetherapeutics AG in March of 2005. The assets related to SaveCream, a novel, topical steroidal form of aromatase inhibitor (AI) indicated for breast cancer. Because it is applied topically, SaveCream may be shown to deliver substantially more therapeutic drug on the site of the breast tumor, as contrasted with systemic ingestion of competing AIs. If clinical research confirms the early evidence, SaveCream may be found to promote faster and greater breast tumor reduction with fewer side effects.

This promising cancer therapeutic product has been tested in the European Union under a unique German regulatory scheme that allows terminal patients to receive novel treatments. In the study, over 100 women diagnosed with breast cancer received special permission to be treated with SaveCream. Patients in this preliminary study experienced an average reduction in tumor size of fifty percent with two weeks’ treatment. No follow-up data was collected to permit assessment of adverse events or benefits of treatment occuring after the treatment period. If these preliminary results are confirmed in further clinical testing, this compound may be a useful neoadjuvant therapy for reducing tumor size to increase the potential for breast-saving surgery in place of mastectomy.
Background on the Breast Cancer Market. Breast cancer is one of the leading cancer indications, with an annual incidence in the U.S. of 211,000 new cases per year, with annual mortality of 40,000 per year. For the 25 percent of such breast cancers that are positive for human epidermal growth factor receptor-2, the standard treatment therapies are Herceptin®, followed by doxorubicin or epirubicin.
For the remaining two thirds of breast cancers which are positive for the estrogen receptor (“ER”), the leading therapies over the past several years have become the aromatase inhibitors (“AIs”), achieving $1.1 billion per year in revenues in 2004, with an estimated annual growth rate of 4%. The current three approved AIs on the U.S. market are: Novartis’ Femara®, AstraZeneca’s Arimidex®, and Pfizer’s Aromatase® All are oral in dosage. Because of significantly improved efficacy and reduced toxicity as compared with the former leading first-line ER-positive therapy, Astra Zeneca’s Tamoxifen, the AIs became the preferred first-line therapy for most breast cancers in the fall of 2004.
Background on Aromatase Inhibitors. An aromatase inhibitor is an anti-estrogen therapy, blocking estrogen’s ability to activate cancer cells. Aromatase is the enzyme that converts other naturally occurring hormones (such as androgen) into estrogen. The way aromatase inhibitors work is to limit the production of estrogen by blocking its catalysis from other hormones. Testing at the time breast cancer is diagnosed can determine whether the cancer cells are sensitive to estrogen or progesterone. Neither Tamoxifen® nor AIs are effective in treating breast cancer that is not hormone sensitive, that is, cancer that does not use hormones to help the tumor grow. Approximately 70% of women with breast cancer test positive for estrogen receptors (ER) or progesterone receptors (PR) to which estrogen can dock, activating cancer cells. For this 70% ER/PR positive patient grouping, the results of anti-estrogen therapy through AIs is strongest.

Aromatase inhibitors represent a preferred approach to anti-estrogen therapy by lowering the amount of estrogen being produced by the body. This method contrasts with that of Tamoxifen and related therapies, which block estrogen’s ability to “turn on” cancer cells.
While Tamoxifen® and AIs both interfere with cancer cells’ use of hormones to help them grow, but the drugs work in different ways. Tamoxifen® interferes directly with cancer cells’ ability to use estrogen for fuel. AIs block the action of a substance called aromatase, which helps the body to produce estrogen. Limiting the amount of estrogen produced means there is less estrogen available to reach cancer cells and make them grow.
Following reduction in tumor size by AI treatment, current treatment regimens usually proscribe surgery to remove the tumor(s), which, if tumor size reduction has been substantial, may obviate the need for a mastectomy.
Potential Benefits of SaveCream in Treating ER-Positive Breast Cancers. SaveT has formulated its AI therapeutic in a topical steroidal cream (SaveCream), applied twice daily, unlike the current AI oral formulations. By local administration on the breast, SaveCream may affect a stronger down-regulation of estrogen in the local breast tissue — now believed to be key to reduction in ER-positive breast tumors — as contrasted with oral forms, which are constrained to systemic blood levels of active product under recommended dosing.
In our preliminary European Union studies of SaveCream, we observed an average fifty to eighty percent reduction in breast tumor size within two weeks of treatment. If these preliminary results are realized in further clinical testing, this compound may be a useful neoadjuvant therapy for reducing tumor size, increasing the potential for breast-saving surgery in place of mastectomy. SaveCream was well tolerated in our limited clinical studies, suggesting that it may offer a lower incidence of toxicities that are less severe than those reported for oral aromatase inhibitors. Other AIs are noted for musculoskeletal complaints and increased risk of osteoporosis and bone fracture, together with mastalagia. In our initial, limited clinical experience with SaveCream, these common side-effects of other AIs were not observed. Furthermore, the limited half-life of the active product suggests that SaveCream may be shown to have an improved side effect profile over existing oral formulations. The safety and efficacy of SaveCream will require further clinical evaluation, as the patients in the European Union studies were not followed for collection of safety and efficacy data beyond the treatment period.
The aromatase inhibitor in SaveCream is a known therapeutic compound, for which we believe substantial published safety and efficacy data are already available. The Food, Drug and Cosmetic Act and its implementing regulations provide for the filing of a “paper NDA” for certain products that are similar to approved products, including those utilizing a new route of administration of the approved product. An applicant filing a paper NDA may rely upon the agency’s finding of safety and efficacy for the approved product, as well as on published data, to show safety and efficacy, eliminating much of the clinical testing required in a full NDA. Some clinical data is required for a paper NDA submission, however, including clinical data analyzing any differences between the known or approved product and the new product. While we have not confirmed that sufficient data is available to support a paper NDA for SaveCream, we believe this abbreviated filing procedure may be available. If this procedure can be utilized, the costs of clinical development will be reduced and the product may be easier to license.
SaveCream’s unique mechanism of action suggests the product may be shown to be useful intreating:
• pre-menopausal breast cancer patients, thereby expanding the targeted breast cancer indication substantially;
• other cancer indications, including ovarian, uterine, endometrial and skin cancers; and
• osteoporosis, effectively turning the therapeutic into a technology platform for drug development.

MDI’s Commercialization Program for SaveCream. MDI believes that the existing chemistry, manufacturing and control (CMC) data supporting SaveCream will be sufficient, however additional preclinical data will need to be obtained, including toxicology and pharmacokinetic testing. While the Company plans to undertake a program to expand SaveCream’s preclinical data and expand the clinical trial program, including revised protocols, additional funds will need to be raised before this work can proceed. The preclinical testing will likely take an additional three to six months once it has begun, and expanded clinical trials will likely take an additional year or more of work.

Patents: MDI-P and Related Technologies. We hold eight United States Patents, two Japanese patents and a Mexican patent covering various applications for MDI-P, the machinery that manufactures it and the method by which it is manufactured. We believe that these patents, in combination with our pending applications for patents covering additional uses of MDI-P are sufficient to protect our proposed indications for use, however additional patents may be sought if we pursue additional uses for this product. The U.S. Patents are as follows:

•	Patent No. 5,334,383: “Electrically Hydrolyzed Salines as In Vivo Microbicides for the Treatment of Cardiomyopathy and Multiple Sclerosis”

This patent covers a method of treating antigen related infections related to cardiomyopathy and multiple sclerosis in humans and other warm blooded animals. It does not cover the MDI-P Substance itself, but covers a particular use of the substance. This method of treatment includes the use of an electrolyzed saline solution in conjunction with one or more modulating agents such as ascorbic acid (Vitamin C), with or without concurrent colchicine, to mimic or enhance the body’s naturally occurring immune response to bacterial, viral or fungal infection. The duration of this patent is until August 2, 2011, subject to patent term extension for clinical trial time.

•	Patent No. 5,507,932: “Apparatus for Electrolyzing Fluids”

This patent covers equipment that exposes a liquid solution to an electrical current, creating an electrolyzed solution. This equipment may be used to produce an electrolyzed saline solution, capable of killing bacterial, viral and fungal agents, for use in medical applications such as the treatment of antigen related infections in humans and other warm blooded animals. This patent covers the equipment used to produce MDI-P, not the substance itself. The duration of this patent is until August 26, 2014.

•	Patent No. 5,560,816: “Method for Electrolyzing Fluids”

This patent covers a method for electrolyzing fluids, by using specialized equipment to expose liquid solutions to an electrical current. Saline, for example, may be treated by this process to yield an electrolyzed saline solution, capable of killing bacterial, viral and fungal agents, for the treatment of antigen related infection in humans and other warm blooded animals. This patent covers the method by which MDI-P is produced, not the substance itself. The duration of this patent is until August 26, 2014, subject to patent term extension for clinical trial time.

•	Patent No. 5,622,848: “Electrically Hydrolyzed Saline Solution as Microbicides for In Vitro Treatment of Contaminated Fluids Containing Blood”

This patent covers a method of treating whole blood and other blood products with an electrolyzed saline solution to reduce infection with bacterial, viral and fungal agents. This patent covers a particular use of MDI-P, not substance itself. The duration of this patent is until April 22, 2014, subject to patent term extension for clinical trial time.

•	Patent No. 5,674,537: “An Electrolyzed Saline Solution Containing Concentrated Amount of Ozone and Chlorine Species”

This patent covers a specific electrolyzed saline solution containing a regulated amount of microbicidal agents including ozone and active chlorine species. This solution is intended for use in the treatment of infections in the body of humans and other warm blooded animals, or in blood or blood products. This patent covers the MDI-P substance. The duration of this patent is until October 7, 2014, subject to patent term extension for clinical trial time.

•	Patent No. 5,731,008: “Electrically Hydrolyzed Salines as Microbicides”

This patent covers a method of using a specific electrolyzed saline solution containing a regulated amount of microbicidal agents including ozone and active chlorine species for the treatment of microbial infections, including HIV infection. The method includes intravenous administration of the solution along with one or more modulating agents such ascorbic acid (Vitamin C), with or without concurrent colchicine. This patent covers a method for using MDI-P, not the substance itself. The duration of this patent is until May 23, 2010, subject to patent term extension for clinical trial time.

•	Patent No. 6,007,686: “System for Electrolyzing Fluids for Use as Antimicrobial Agents”

This patent covers a system for electrolyzing fluids, such as a saline solution, for use in sterilizing dental and medical instruments and other health care equipment. The patent covers the necessary equipment for generating and circulating the electrolyzed saline solution around the instruments to be sterilized, and includes specific claims for equipment designed for use with dental drill handpieces and flexible tubing. This patent covers a process by which MDI-P may be made for a particular use, not the substance itself. The duration of this patent is until August 26, 2014.

•	Patent No. 6,117,285: “System for Carrying Out Sterilization of Equipment”

This patent covers a system for cleaning and sterilizing medical and dental instruments to prevent the spread of infection from one patient to another. The covered system bathes the instrument in an electrolyzed saline solution and causes the solution to flow into and sterilize any openings in the equipment. It includes specific claims for systems designed specifically for the sterilization of dental drills and flexible tubing. This patent covers a particular use of MDI-P, not the substance itself. The duration of this patent is until August 26, 2014.

The Japanese and Mexican patents provide coverage in those countries for various of the U.S. patents. We also have pending applications with the US Patent and Trademark Office for patents on MDI-P as a pharmaceutical treatment for cystic fibrosis, sepsis and asthma. These include:

•	A patent application for the use of MDI-P in the treatment of sepsis. This patent, if it is ultimately granted, would cover a particular use of the MDI-P substance, not the substance itself.
•	A provisional patent application for the use of MDI-P in the treatment of sepsis. A provisional patent application is an abbreviated application intended to establish a priority filing date for this technology. A full patent application will be required before this patent application is reviewed by the U.S. Patent and Trademark Office. This patent, if it is ultimately granted, would cover a particular use of the MDI-P substance, not the substance itself.
•	A provisional patent application for the use of MDI-P in the treatment of asthma. A provisional patent application is an abbreviated application intended to establish a priority filing date for this technology. A full patent application will be required before this patent application is reviewed by the U.S. Patent and Trademark Office. This patent, if it is ultimately granted, would cover a particular use of the MDI-P substance, not the substance itself.

As existing patents and pending patent applications are method patents covering the use of MDI-P for particular indications, we believe they are adequate to protect the proposed indications for use.

Patents: SaveCream and Related Technologies. The intellectual property assets we purchased from the liquidation estate of Savetherapeutics A.G. include the following four patent families:

•	“Substances and Agents for Positively Influencing Collagen.” This includes an EU patent application and a Canadian patent. This patent covers the use of a substance such as an aromatase inhibitor to inhibit the local formation of estrogen to stabilize, multiply and/or restore collagen in the skin for cosmetic purposes. It does not cover the SaveCream substance itself.

•	“Topical Treatment for Mastalgia.” This includes U.S. patent application 10/416,096 filed October 30, 2001. A European Union patent application has been filed as well. This patent application seeks to cover a substance containing an aromatase inhibitor for topical administration for medicinal treatment, including prevention and treatment of mastalgia.

•	“Medicament for Preventing and/or Treating a Mammary Carcinoma Containing a Steroidal Aromatase Inhibitor.” This includes a U.S. patent application, No. 09/646,355, filed November 16, 2000 and divisional and continuation applications based upon the initial application. These applications seek to cover a method or prevention or treatment of breast cancer involving the local, topical application of an aromatase inhibitor. These applications seek to cover a particular use of the SaveCream substance, not the substance itself.

•	“Aromatase Marking.” This includes a U.S. Patent application, No. 10/487,953, filed August 28, 2002, as well as a European Union patent application. These patents seek to cover a group of compounds that exhibit an inhibitory action toward the enzyme aromatase, permitting them to be used for the medical diagnosis and treatment of tumor diseases including breast cancer.

We believe that these patents, if granted, will sufficiently protect our proposed indications for use. We may, however, seek additional patents to cover new uses of SaveCream that may be discovered during the product’s development.

We are in the process of transferring the patents and applications to MDI’s subsidiary. At the time we purchased SaveCream and the other intellectual property assets from SaveT, SaveT had not yet obtained and filed with the appropriate patent offices assignments of the various inventors’ rights to the underlying inventions. Each of those inventors has agreed and is contractually bound to assign such rights. We are currently in the process of securing the applicable assignments. However, we may need to initiate litigation against the inventors to secure such assignments. See “Risk Factors — We May Need to Litigate to Secure Our Rights to SaveCream and Related Assets.”

Competition. The biotechnology and pharmaceutical industries are characterized by rapidly evolving technologies and intense competition. Our competitors include major pharmaceutical, and specialized biotechnology companies, many of which have financial, technical, and marketing resources significantly greater than ours. Fully integrated pharmaceutical companies, due to their expertise in research and development, manufacturing, testing, obtaining regulatory approvals, and marketing, as well as their substantially greater financial and other resources, may be our most formidable competitors. In addition, acquisitions by such pharmaceutical companies could enhance the financial and marketing resources of smaller competitors. Furthermore, colleges, universities, governmental agencies, and other public and private research organizations will continue to conduct research and possibly market competitive commercial products on their own or through joint ventures. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also will compete with us in recruiting and retaining highly qualified scientific personnel.

In particular, we face competition from the manufacturers of products that would compete with MDI-P and SaveCream should they be commercialized. Manufacturers of products currently available for the treatment of HIV and cystic fibrosis would be among our most significant competitors in the market for MDI-P. While there are 24 HIV therapies currently on the market (commonly used in three- or four-drug combinations), the primary therapies currently in use are produced by Pfizer, Bristol-Myers Squibb, Boehringer Ingelheim, GlaxoSmithKline, Gilead Sciences, Hoffman-La Roche, Merck, Abbott Laboratories, Agouron Pharmaceuticals, and Trimeris. Currently available anti-infectives commonly used in the treatment of cystic fibrosis are manufactured by Bayer Corporation, the maker of Cipro; Pfizer, the maker of Zithromax; and Chiron, the maker of tobramycin solution (TOBI); Bayer and Pfizer would compete with us in the cystic fibrosis market, while MDI-P is being studied as an adjunct to treatment with TOBI; thus we would be unlikely to compete directly with Chiron. Producers of aromatase inhibitors and other breast cancer treatments would compete with SaveCream should we able to commercialize this product. These companies include Astra-Zeneca, the maker of both Tamoxifen and Arimidex; Novartis, the maker of Femara; and Pfizer, the maker of Aromasin.

If and when we obtain regulatory approval for any of the potential uses of our technology which require them, we must then compete for acceptance in the marketplace. Given that such regulatory approval, especially in the United States, may take a number of years, the timing of the introduction of our technology and other products to the market is critical. Other safe and effective drugs and treatments may be introduced into the market prior to the time that we are able to obtain approval for the commercialization of our technology. In addition, even after such regulatory approval is obtained, competition among products approved for sale may be affected by, among other things, product efficacy, safety, reliability, availability, price, and patent position. There can be no assurance that our technology will be competitive if and when introduced into the marketplace for any of its possible uses.

Government Regulations. Our use of MDI-P and SaveCream as pharmaceuticals is subject to extensive regulation by United States and foreign governmental authorities. In particular, pharmaceutical treatments are subject to rigorous preclinical and clinical testing and other approval requirements by the FDA in the United States under the federal Food, Drug and Cosmetic Act and by comparable agencies in most foreign countries. Various federal, state and foreign statutes also govern or influence the manufacture, labeling, storage, record keeping, and marketing of such products. Pharmaceutical manufacturing facilities are also regulated by state, local, and other authorities. Obtaining approval from the FDA and other regulatory authorities for a new drug or treatment may take several years and involve substantial expenditures. Moreover, ongoing compliance with these requirements can require the expenditure of substantial resources. Difficulties or unanticipated costs may be encountered by us in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing MDI-P or SaveCream.

The FDA imposes substantial requirements upon and conditions precedent to the introduction of therapeutic drug products, such as MDI-P or SaveCream, through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time consuming procedures to demonstrate that such products are both safe and effective in treating the indications for which approval is sought. After testing in animals, an Investigational New Drug, or IND, application must be filed with the FDA to obtain authorization for human testing. When the clinical testing has been completed and analyzed, final manufacturing processes and procedures are in place, and certain other required information is available to the manufacturer, a manufacturer may submit a new drug application, or NDA, to the FDA. No action can be taken to market any therapeutic drug product in the United States until an NDA has been approved by the FDA.

The IND process in the United States is governed by regulations established by the FDA which strictly control the use and distribution of investigational drugs in the United States. The guidelines require that an application contain sufficient information to justify administering the drug to humans, that the application include relevant information on the chemistry, pharmacology and toxicology of the drug derived from chemical, laboratory and animal or in vitro testing, and that a protocol be provided for the initial study of the new drug to be conducted on humans.

In order to conduct a clinical trial of a new drug in humans, a sponsor must prepare and submit to the FDA a comprehensive IND. The focal point of the IND is a description of the overall plan for investigating the drug product and a comprehensive protocol for each planned study. The plan is carried out in three phases: Phase I clinical trials, which involve the administration of the drug to a small number of healthy subjects to determine safety, tolerance, absorption and metabolism characteristics; Phase II clinical trials, which involve the administration of the drug to a limited number of patients for a specific disease to determine dose response, efficacy and safety; and Phase III clinical trials, which involve the study of the drug to gain confirmatory evidence of efficacy and safety from a wide base of investigators and patients.

Phase I testing typically takes at least one year, Phase II trials typically take from 1-1/2 to 2-1/2 years, and Phase III trials generally take from 2 to 5 years to complete. Should the FDA grant “fast-track” status to MDI-P based upon its safety profile and early signs of efficacy in Phase I clinical trials, the overall timeline for completion of Phase II-III clinical trials can be compacted to as little as 2-3 years. We can give no assurance that Phase I, Phase II or Phase III testing for MDI-P or SaveCream will be completed successfully within any specified time period, if at all. While we are hopeful that “fast-track” status might be provided MDI-P, there is no assurance that such status will, in fact, be provided. Furthermore, the FDA may suspend clinical trials at any time if the patients are believed to be exposed to a significant health risk.

An investigator’s brochure must be included in the IND and the IND must commit the sponsor to obtain initial and continual review and approval of the clinical investigation. A section describing the composition, manufacture and control of the drug substance and the drug product is included in the IND. Sufficient information is required to be submitted to assure the proper identification, quality, purity and strength of the investigational drug. A description of the drug substance, including its physical, chemical, and biological characteristics, must also be included in the IND. The general method of preparation of the drug substance must be included. A list of all components including inactive ingredients must also be submitted. There must be adequate information about pharmacological and toxicological studies of the drug involving laboratory animals and in vitro tests on the basis of which the sponsor has concluded that it is reasonably safe to conduct the proposed clinical investigation. Where there has been widespread use of the drug outside of the United States or otherwise, it is possible in some limited circumstances to use well documented clinical experience as a substitute for other pre-clinical work.

The FDA typically takes several months to consider and act on an IND application. We can give no assurance that our IND application will be approved or, if approved following comments or subject to modifications, the length of FDA approval time.

After the FDA approves the IND, the investigation is permitted to proceed, during which the sponsor must keep the FDA informed of new studies, including animal studies, make progress reports on the study or studies covered by the IND, and also be responsible for alerting FDA and clinical investigators immediately of unforeseen serious side effects or injuries.

When all clinical testing has been completed and analyzed, final manufacturing processes and procedures are in place, and certain other required information is available to the manufacturer, a manufacturer may submit an NDA to the FDA. An NDA must be approved by the FDA covering the drug before its manufacturer can commence commercial distribution of the drug. The NDA contains a section describing the clinical investigations of the drug which section includes, among other things, the following: a description and analysis of each clinical pharmacology study of the drug; a description and analysis of each controlled clinical study pertinent to a proposed use of the drug; a description of each uncontrolled clinical study including a summary of the results and a brief statement explaining why the study is classified as uncontrolled; and a description and analysis of any other data or information relevant to an evaluation of the safety and effectiveness of the drug product obtained or otherwise received by the applicant from any source foreign or domestic. The NDA also includes an integrated summary of all available information about the safety of the drug product including pertinent animal and other laboratory data, demonstrated or potential adverse effects of the drug, including clinically significant potential adverse effects of administration of the drug contemporaneously with the administration of other drugs and other related drugs. A section is included describing the statistical controlled clinical study and the documentation and supporting statistical analysis used in evaluating the controlled clinical studies.

Another section of the NDA describes the data concerning the action of a drug in the human body over a period of time and data concerning the extent of drug absorption in the human body or information supporting a waiver of the submission of such data. Also included in the NDA is a section describing the composition, manufacture and specification of the drug substance including the following: a full description of the drug substance, its physical and chemical characteristics; its stability; the process controls used during manufacture and packaging; and such specifications and analytical methods as are necessary to assure the identity, strength, quality and purity of the drug substance as well as the availability of the drug products made from the substance. NDAs contain lists of all components used in the manufacture of the drug product and a statement of the specifications and analytical methods for each component. Also included are studies of the toxicological actions of the drug as they relate to the drug’s intended uses.

The data in the NDA must establish that the drug has been shown to be safe for use under its proposed labeling conditions and that there is substantial evidence that the drug is effective for its proposed use(s). Substantial evidence is defined by statute and FDA regulation to mean evidence consisting of adequate and well-controlled investigations, including clinical investigations by experts qualified by scientific training and experience, to evaluate the effectiveness of the drug involved. We can give no assurance that even if we complete clinical testing that our NDA will be approved.

Raw Materials. The components of both MDI-P and SaveCream are readily available from a number of sources. Therefore, once we are in the production stage with respect to these drugs, we do not anticipate raw materials acquisition difficulties or supplier identification or relations problems.

Research and Development Expenditures. Our research and development efforts to date have consisted primarily of pre-clinical development of and preparing applications for regulatory approvals for MDI-P for our initial target indications, HIV and cystic fibrosis. Our research and development is accomplished by outside scientific researchers under the coordination of Craig Palmer, Ph.D. During the fiscal year ended December 31, 2005, we spent $2,172,461 on research and development of MDI-P. During fiscal year 2004, we spent $550,093 on research and development. From inception through December 31, 2005, we have recorded $5,721,199 in research and development expenses including expenditures relating to the purchase of the SaveCream intellectual property. We are actively pursuing our research efforts of MDI-P and are in the process of establishing a commercialization plan for SaveCream.

Employees. We currently have two employees, our President and CEO, Judy M. Robinett, and our controller. We have engagements with a number of consultants for communications, investor relations, website development, accounting and other services. Over the past several years, our priority has been the advancement of our therapeutic technology through preclinical development and all capital resources have been devoted in that direction. At such time as capital resources permit, we will hire a full-time staff of employees.

Scientific Advisory Board. We have a scientific advisory board consisting of the following individuals:

Bruce I. Dezube, M.D.
Director of AIDS Oncology, Beth Israel Deaconess Medical Center, Boston
Associate Professor of Medicine, Harvard Medical School
 We retained Dr. Dezube to oversee medical testing, FDA protocol alignment and approvals planning for MDI-P. Dr. Dezube will be the principal investigator for our IND in HIV. Dr. Dezube is a member of the AIDS Clinical Trial Group (ACTG) where he is principal investigator in more than seven studies involving the testing and evaluation of interferon and newer anti-HIV agents. Additionally, Dr. Dezube has been involved in industry-sponsored studies of other anti-HIV agents, assisting with required FDA approvals. Dr. Dezube received his M.A. from Harvard University and his M.D. from Tufts University. Dr. Dezube was a research fellow in hematology and oncology and is board certified in internal medicine, hematology, and oncology.

Robert A. Mastico, Ph.D.
Physical Chemist, Independent Consultant
 Dr. Mastico specializes in the chemistry, manufacturing and control of new drug substances required for FDA approval. He has experience submitting INDs to the FDA, handling the manufacturing and analytical data (CMC section) for investigational therapeutics. We have retained Dr. Mastico to determine the chemical characterization requirements for MDI-P, and for planning and compliance with all FDA and other required certifications involving chemical analyses. Dr. Mastico received his Ph.D. from the University of Leeds in genetic biochemistry and has fifteen years experience in the fields of biotherapeutics and pharmaceutical production.

Craig R. Palmer, Ph.D.
Principal, Palmer Consulting Group
 Dr. Palmer has served over the past twenty years as a strategic financial advisor to a wide variety of technology platform and biotech companies in their capital formation, management and product licensing arenas. We have retained Dr. Palmer to assist us in managing the pre-clinical and clinical development of MDI-P as well as commercialization. He serves as a director on several biotech and biomedical companies, and has successfully licensed major ethical drugs and biomedical devices. Prior to his involvement as a Principal in Palmer Capital Group LLC, and its predecessor The Palmer Group, he served as a manager and principal in the consulting operations of Ernst & Young (10 years), followed by a brief stint as a VP of Investments for a regional bank and its SBIC. Dr. Palmer has assisted a number of his clients in securing underwriters for their IPOs or secondary offerings. He has also assisted several clients in establishing major strategic partnerships for product development. Dr. Palmer received his Ph.D. from the University of Washington.

Dr. Henry R. Thompson, M.D.
Director, Cystic Fibrosis Program Therapeutics Center, St. Luke’s Health Center, Boise, Idaho

On September 23, 2004, Dr. Thompson agreed to serve as Project Manager and Principal Investigator for MDI’s Phase I trials in late-term adult Cystic Fibrosis (CF) patients. Dr. Thompson is a gastroentologist, and received his M.D. from Oregon Health Sciences University. He held a Fellowship in pediatric gastroenterology at Children’s Hospital in Denver, at the University of Colorado Health Science’s unit, where he also participated in clinical studies. Dr. Thompson has been an Assistant Professor at the University of Utah’s Medical School, and is a Board certified Fellow in the American Association of Pediatrics. He has previously received grants from both the Cystic Fibrosis Foundation and the NIH.

Organizational History. Medical Discoveries, Inc. was incorporated under the laws of the State of Utah on November 20, 1991. Effective as of August 6, 1992, the Company merged with and into WPI Pharmaceutical, Inc., a Utah corporation (WPI), pursuant to which WPI was the surviving corporation. Pursuant to the MDI-WPI merger, the name of the surviving corporation was changed to Medical Discoveries, Inc. WPI was incorporated under the laws of the State of Utah on February 22, 1984 under the name Westport Pharmaceutical, Inc. Effective as of May 8, 1984, Westport Pharmaceutical, Inc. merged with and into Euripides Technology, Inc., a Utah corporation (Euripides), pursuant to which Euripides was the surviving corporation. Pursuant to the Westport-Euripides merger, the name of the surviving corporation was changed to Westport Pharmaceutical, Inc. Westport Pharmaceutical, Inc. subsequently changed its name to WPI Pharmaceutical, Inc. Euripides was incorporated under the laws of the State of Utah on November 9, 1983.

On July 6, 1998, we incorporated a wholly-owned subsidiary, Regenere, Inc., in the State of Nevada. On October 2, 1998, we incorporated another wholly-owned subsidiary, MDI Healthcare Systems, Inc., in the State of Nevada. Both subsidiaries were incorporated to undertake special purposes, neither of which were pursued by us in recent years. As of December 31, 2003, we dissolved those subsidiaries.

On March 22, 2005, we formed MDI Oncology, Inc., a Delaware corporation, as a wholly-owned subsidiary to acquire certain intellectual property assets from the liquidation estate of Savetherapeutics, A.G.

Reports to Security Holders. We have filed with the Securities and Exchange Commission, a Registration Statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Additionally, we file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any materials we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Web site is http://www.sec.gov. You may also find more information about us, and any recent developments at our Web site at http://medicaldiscoveries.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources, and results of operations. This analysis should be read in conjunction with the financial statements and notes thereto at pages F-1 through F-25.

This section contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under “Forward-Looking Statements above and elsewhere in this prospectus.

RESULTS OF OPERATIONS
      Revenues and Gross Profit. We did not book any revenue for the year ended December 31, 2005. As we continue to pursue preclinical and clinical testing of our pharmaceuticals, we may not book significant revenues in the near future.
      Operating Expenses and Operating Loss. We incurred $2,172,461 in research and development expenses for the year ended December 31, 2005, $1,345,000 of which is related to our acquiring the patents and patent rights relating to SaveCream. We incurred $550,093 in research and development expenses for the same period of 2004. Our general and administrative expenses were $1,878,027 during the year ended

December 31, 2005, as compared to $3,057,429 during the year ended December 31, 2004. As a result of the foregoing, we sustained an operating loss of $4,050,488 for the year ended December 31, 2005, as compared with an operating loss of $3,607,522 for the same period of 2004.
      Other Income/ Expense and Net Loss. We booked $25,727 in interest income and incurred interest expense of $38,264 for the year ended December 31, 2005, as compared with interest income of $6,165 and $131,526 in interest expenses during 2004. During the year ended December 31, 2005, we also booked foreign currency gain of $56,480. We had no foreign currency risk in 2004. We recorded $2,300,191 as unrealized gain on financial instrument to record the accounting of warrants resulting from the issuance of the Series A Convertible Preferred Stock entered into in October 2004 and March 2005. We also recorded $196,353 in gain on forgiveness of debt. There was no gain on forgiveness of debt during 2004. In sum, our net loss applicable to common shareholders for the year ended 2005 was $1,486,781 or a loss of $0.01 per fully diluted share. For the year ended December 31, 2004 we incurred a net loss applicable to common shareholders of $4,423,674, making a loss of $0.05 per fully diluted share.
      Future Expectations. We may operate at a loss for several more years while we continue to research, gain regulatory approval of, and commercialize our technologies. We will spend more in 2006 in research and development expenses than we did over the prior year as we continue to implement our commercialization strategy. Similarly, we expect our general and administrative expenses to continue to increase during 2006 as we continue to expand the scope of our operations. As a result, we may sustain a greater net loss in 2006 than we have in recent years.
LIQUIDITY AND CAPITAL RESOURCES
      As of December 31, 2005, we had $654,438 in cash and had a working capital deficit of $5,893,077. Since our inception, we have financed our operations primarily through private sales of equity and the issuance of convertible and non-convertible notes. We continue to require significant supplementary funding to continue to develop, research, and seek regulatory approval of our technologies. We do not currently generate any cash from operations and have no credit facilities in place or available. Currently, we are funding operations through private issuances of equity.
      Given that we are still in an early development stage and do not have revenues from operations, raising equity financing is difficult. In addition, any additional equity financing will have a substantial dilutive effect to our current shareholders.
      We have entered into fixed price contracts for all of the services we expect will be required in connection with our cystic fibrosis Phase I testing should the FDA allow us to proceed to clinical trials. We have budgeted for these costs and believe we have sufficient funds to initiate this trials. However we will need to raise additional capital to complete Phase I.
      We have insufficient capital to file our IND for HIV. Once an IND application for HIV is submitted, and assuming it is approved, we also will need additional capital to initiate Phase I clinical trials. We estimate the cost to complete Phase I and Phase II clinical trials to be several million dollars per indication and the cost to complete Phase III testing and obtain approval of an NDA to be in the tens of millions of dollars per indication. While our ability to obtain financing may improve in the event our IND application is approved, we cannot give assurances that we will have access to the significant capital required to take a drug through regulatory approvals and to market. We may seek a partner in the global pharmaceutical industry to help us co-develop, license, or even purchase some or all of our technologies.

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements as defined in Item 303(c) of Regulation S-B.

Foreign Currency Risk. We bear foreign currency exchange risk because our remaining purchase price obligation for the Savetherapeutics assets is stated in Euros.

DESCRIPTION OF PROPERTY

     We do not currently own or lease any real property. Currently, we operate out of the President and CEO’s home office. We do not pay any rent to the President and CEO. Over the past several years, our priority has been the advancement of our therapeutic technology through pre-clinical development and all capital resources have been devoted in that direction. At such time as capital resources permit, we will lease dedicated office and laboratory space.

RELATED PARTY TRANSACTIONS

     At December 31, 2005 we had accounts payable to our President and CEO totaling $877,636 for services performed on behalf of the Company. Also at December 31, 2005, we had an account payable to our controller of $73,000. These accounts payable represent accrued but unpaid compensation for the period June 2000 through June 2005. The executed employment agreement between the Company and our President and CEO is attached as Exhibit 10.4.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information. Our common stock is traded on the NASD OTC Bulletin Board under the symbol “MLSC.” The following table sets forth the range of bid quotations for our common stock for the quarters indicated according to data provided by The NASDAQ Stock Market, Inc. Such quotations reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not represent actual transactions.

FISCAL YEAR ENDED DECEMBER 31, 2006	HIGH BID	LOW BID
First Quarter	$0.185	$0.090

FISCAL YEAR ENDED DECEMBER 31, 2005	HIGH BID	LOW BID
First Quarter	$0.220	$0.130
Second Quarter	0.180	0.080
Third Quarter	0.170	0.082
Fourth Quarter	0.135	0.090

FISCAL YEAR ENDED DECEMBER 31, 2004	HIGH BID	LOW BID
First Quarter	$0.170	$0.100
Second Quarter	0.300	0.115
Third Quarter	0.301	0.150
Fourth Quarter	0.260	0.180

Shareholders. The approximate number of shareholders of record of our common stock as of April 17, 2006 was 1,500. This number does not include shareholders whose shares are held in securities position listings.

Dividends. We have never paid any cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. We presently intend to retain any future earnings for financing our growth and expansion.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table contains information regarding our equity compensation plans as of December 31, 2005.

Number of
Securities
Remaining
Available for
	Number of	Weighted-	Future Issuance
	Securities to be	Average Exercise	under Equity
	Issued upon	Price of	Compensation
	Exercise of	Outstanding	Plans (Excluding
	Outstanding	Options,	Securities
	Options, Warrants	Warrants and	Reflected in the
Plan Category	and Rights	Rights	First Column)
Equity compensation plans approved by security holders
1993 Incentive Plan	3,483,000	$0.14	-0-
2002 Stock Incentive Plan	16,000,000	$0.02	4,000,000
Equity compensation plans not approved by security holders	—	—	—

Total	19,483,000	$0.04	4,000,000

EXECUTIVE COMPENSATION

     Director Compensation. Directors who are not officers of the Company do not receive any regular compensation for their service on the board of directors, and directors who are officers of the Company receive no additional compensation for their service as a director of the Company. Directors are entitled to receive compensation for services unrelated to their service as a director to the extent that they provide such unrelated services to the Company. See “Related Party Transactions” above.

     Directors of the Company and its subsidiaries are entitled to participate in our 2002 Stock Incentive Plan. During the year ended December 31, 2005, we did not grant any options to directors.

     Summary Compensation Table. The following table sets forth certain summary information concerning compensation paid by the Company to the President and Chief Executive Officer (the “Named Executive Officer”) for the years ended December 31, 2005, 2004, and 2003. No other executive officer of the Company received a total annual salary and bonus in excess of $100,000 during the year ended December 31, 2005. As of April 1, 2005, we increased Ms. Robinett’s salary to $350,000 per year pursuant to a new employment agreement. Under the employment agreement, the Company agreed to adopt a formal annual bonus plan under which the Named Executive Officer will be eligible for an annual bonus, as a percentage of the annual salary, upon the achievement of specified financial, operational and managerial goals. The agreement has a three-year term and is terminable by either partly with six months written notice. In case of termination without cause, the Named Executive Officer will be eligible for severance pay in the amount of two years annual salary.

					Securities
					Underlying
		Salary			Options
Name and Principal Position(s)	Year	($)		Bonus ($)	(#)
	2005	322,500		—	—
Judy M. Robinett	2004	220,000	(a)	—	—
President and Chief	2003	220,000	(a)	—	14,500,000
Executive Officer

(a)	Represents total amounts accrued for the period, whether or not actually paid. As of December 31, 2005, the Company had a total payable to Ms. Robinett of $877,636.

     The Named Executive Officer was not granted options during the year ended December 31, 2005.

     The following table sets forth certain summary information concerning options exercised by the Named Executive Officer during 2005, and the value of options held by such person at December 31, 2005 measured in terms of the average sale price reported for Common Stock on December 30, 2005 ($.1125, as reported by OTC Bulletin Board).

Aggregate Option Exercises in 2005 and Option Values at 12/31/2005

Number of
			Securities	Value of Unexercised
			Underlying	In-the-Money
			Unexercised Options	Options at
	Shares		at December 31,	December 31,
	Acquired on	Value	2005 (#)	2005 ($)
Name	Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable
Judy M. Robinett	—	—	16,000,000/0	1,500,000

     The Company has never granted any freestanding stock appreciation rights.

EXPERTS

     Our financial statements included in this prospectus as of December 31, 2005 and 2004 and for each of the two years then ended and for the period from inception (November 20, 1991) through December 31, 2005 have been audited by Hansen Barnett and Maxwell; Eide Bailly LLP (formerly Balukoff Lindstrom & Co., P.A. — joined Eide Bailly November 1, 2004); and Tanner & Co.; as stated in their reports appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon those reports given upon the authority of those firms as experts in accounting and auditing.

FINANCIAL STATEMENTS TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Medical Discoveries, Inc.
      We have audited the accompanying consolidated balance sheets of Medical Discoveries, Inc. and subsidiaries (a development stage company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and for the period from November 20, 1991 (date of inception of the development stage) through December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company from November 20, 1991 through December 31, 2003, which statements reflect total revenues and deficit accumulated during the development stage of $157,044 and $14,930,259, respectively. Those statements were audited by other auditors whose reports, dated February 18, 2004 (except Note K, not included herein, as to which the date is November 15, 2004) and March 20, 2000, included an explanatory paragraph stating there was substantial doubt regarding the Company’s ability to continue as a going concern. Our opinion, insofar as it relates to the consolidated financial statements for the period from November 20, 1991 through December 31, 2003, is based solely on the report of the other auditors.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medical Discoveries, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended and for the period from November 20, 1991 through December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing bio-pharmaceutical research. As discussed in Note B to the financial statements, the stockholders’ deficit and the operating losses since inception raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
March 3, 2006

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and Stockholders
Medical Discoveries, Inc. and Subsidiaries
Boise, Idaho
      We have audited the accompanying consolidated statements of operations, changes in stockholders’ deficit, and cash flows of Medical Discoveries, Inc. and Subsidiaries (a development stage company) for the year ended December 31, 2003, and for the period from inception (November 20, 1991) to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to report on these consolidated financial statements based on our audit. The Company’s financial statements for the period from inception (November 20, 1991) through December 31, 1999 were audited by other auditors whose report, dated March 20, 2000, expressed an unqualified opinion on those statements. The financial statements for the period from inception (November 20, 1991) through December 31, 1999 reflect total revenues and net loss of $150,015 and $9,951,404, respectively, of the related totals. The other auditors’ report has been furnished to us, and our report, insofar as it relates to the amounts included for such prior period, is based solely on the report of such other auditors.
      We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, based on our audit and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Medical Discoveries, Inc. and Subsidiaries for the year ended December 31, 2003, and for the period from inception (November 20, 1991) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.
      The accompanying 2003 consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing biopharmaceutical research. As discussed in Note B to the financial statements, the stockholders’ deficiency and the operating losses since inception raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ EIDE BAILLY, LLP (formerly BALUKOFF, LINDSTROM & CO., P.A. — joined Eide Bailly November 1, 2004)
Boise, Idaho
February 18, 2004, except Note K as to which the date is November 15, 2004

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and
Stockholders of Medical Discoveries, Inc.

We have audited the accompanying consolidated balance sheet of Medical Discoveries, Inc. and Subsidiary, (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders’ deficit and cash flows for the two years ended December 31, 1999 and cumulative amounts since inception. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medical Discoveries, Inc. and Subsidiary, (a development stage company) as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the two years then ended and cumulative amounts since inception in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2, the Company’s significant losses, lack of significant revenue and a stockholders’ deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

TANNER + Co.

Salt Lake City, Utah
March 20, 2000

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2005	2004

ASSETS
CURRENT ASSETS
Cash	$654,438	$1,455,397
Deposits	—	51,100

Total Current Assets	654,438	1,506,497

Note receivable	296,050	—
Property and equipment, net	80,635	—

TOTAL ASSETS	$1,031,123	$1,506,497

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$2,608,783	$2,448,454
Accrued interest payable	237,836	415,262
Notes payable	56,000	336,717
Convertible notes payable	193,200	193,200
Research and development obligation	592,100	—
Financial instrument	2,859,596	—

Total Current Liabilities	6,547,515	3,393,633

TOTAL LIABILITIES	6,547,515	3,393,633

STOCKHOLDERS’ DEFICIT
Preferred Stock — undesignated, Series A, convertible; no par value; 50,000 shares authorized; 42,000 and 12,000 shares issued and outstanding, respectively; (aggregate liquidation preference of $4,200,000 and $1,200,000, respectively)	523,334	523,334
Common stock, no par value; 250,000,000 shares authorized; 107,679,724 and 105,653,335 shares issued and outstanding, respectively	15,211,895	14,918,657
Additional paid-in capital	988,670	3,424,383
Deficit accumulated prior to the development stage	(1,399,577)	(1,399,577)
Deficit accumulated during the development stage	(20,840,714)	(19,353,933)

Total Stockholders’ Deficit	(5,516,392)	(1,887,136)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,031,123	$1,506,497

See Notes to Consolidated Financial Statements

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2005 and 2004, and
Cumulative Amounts Since November 20, 1991 (Date of Inception)

			From Inception of the
	For the Years Ended		Development Stage
	December 31,		on November 20, 1991
			through December 31,
	2005	2004	2005

REVENUES	$—	$—	$157,044
COST OF GOODS SOLD	—	—	14,564

GROSS PROFIT	—	—	142,480

OPERATING EXPENSES
General and administrative	1,878,027	3,057,429	17,054,997
Research and development	2,172,461	550,093	5,721,199
Inventory write-down	—	—	96,859
Impairment loss	—	—	9,709
License fees	—	—	1,001,500

Total Expenses	4,050,488	3,607,522	23,884,264

LOSS FROM OPERATIONS	(4,050,488)	(3,607,522)	(23,741,784)

OTHER INCOME (EXPENSES)
Unrealized gain on financial instrument	2,300,191	—	2,300,191
Interest income	25,727	6,165	55,298
Interest expense	(38,264)	(131,526)	(1,155,701)
Foreign currency transaction gain	56,480	—	56,480
Gain on forgiveness of debt	196,353	—	1,431,889
Other income	23,220	1,408	905,112

Total Other Income (Expenses)	2,563,707	(123,953)	3,593,269

NET LOSS	(1,486,781)	(3,731,475)	(20,148,515)

Preferred stock dividend from beneficial conversion feature	—	(692,199)	(692,199)

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(1,486,781)	$(4,423,674)	$(20,840,714)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	107,398,164	93,947,646

See Notes to Consolidated Financial Statements

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
Period From November 20, 1991 (Date of Inception of the Development Stage) through
December 31, 2005

						Accumulated	Deficit
						Deficit Prior	Accumulated
	Preferred Stock		Common Stock		Additional	to	During the	Escrow/
					Paid in	Development	Development	Subscription
	Shares	Amount	Shares	Amount	Capital	Stage	Stage	Receivables	Total

Balance at October 31,1991			1,750,000	$252,997	$—	$(1,482,514)	$—	$—	$(1,229,517)
Restatement for reverse acquisition of WPI Pharmaceutical, Inc. by Medical Discoveries, Inc.	—	—	—	(252,997)	—	252,997	—	—	—
Shares issued in merger of WPI Pharmaceutical, Inc. Medical Discoveries, Inc., $0.01 per share	—	—	10,000,000	135,000	—	(170,060)	—	—	(35,060)

Balance at November 20,1991 (Date of Inception of Development Stage)	—	—	11,750,000	135,000	—	(1,399,577)	—	—	(1,264,577)
Issuance of common stock for:
Cash
1992 — $0.50 per share	—	—	200,000	100,000	—	—	—	—	100,000
1992 — $1.50 per share	—	—	40,000	60,000	—	—	—	—	60,000
1993 — $0.97 per share	—	—	542,917	528,500	—	—	—	—	528,500
1994 — $1.20 per share	—	—	617,237	739,500	—	—	—	—	739,500
1995 — $0.67 per share	—	—	424,732	283,200	—	—	—	—	283,200
1996 — $0.66 per share	—	—	962,868	635,000	—	—	—	(60,000)	575,000
1997 — $0.43 per share	—	—	311,538	135,000	—	—	—	60,000	195,000
1998 — $0.29 per share	—	—	2,236,928	650,000	—	—	—	—	650,000
1999 — $0.15 per share	—	—	13,334	2,000	—	—	—	—	2,000
2001 — $0.15 per share	—	—	660,000	99,000	—	—	—	—	99,000
2003 — $0.04 per share	—	—	20,162,500	790,300	—	—	—	—	790,300
Services and Interest
1992 — $0.50 per share	—	—	500,000	250,000	—	—	—	—	250,000
1993 — $0.51 per share	—	—	251,450	127,900	—	—	—	—	127,900
1993 — $0.50 per share	—	—	800,000	400,000	—	—	—	—	400,000
1994 — $1.00 per share	—	—	239,675	239,675	—	—	—	—	239,675
See Notes to Consolidated Financial Statements

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT — (Continued)
Period From November 20, 1991 (Date of Inception of the Development Stage) through December 31, 2005

						Accumulated	Deficit
						Deficit Prior	Accumulated
	Preferred Stock		Common Stock		Additional	to	During the	Escrow/
					Paid in	Development	Development	Subscription
	Shares	Amount	Shares	Amount	Capital	Stage	Stage	Receivables	Total

1995 — $0.39 per share	—	—	4,333,547	1,683,846	—	—	—	(584,860)	1,098,986
1996 — $0.65 per share	—	—	156,539	101,550	—	—	—	—	101,550
1997 — $0.29 per share	—	—	12,500	3,625	—	—	—	—	3,625
1998 — $0.16 per share	—	—	683,000	110,750	—	—	—	—	110,750
1999 — $0.30 per share	—	—	100,000	30,000	—	—	—	—	30,000
2001 — $0.14 per share	—	—	1,971,496	284,689	—	—	—	—	284,689
2002 — $0.11 per share	—	—	2,956,733	332,236	—	—	—	—	332,236
2003 — $0.06 per share	—	—	694,739	43,395	—	—	—	—	43,395
Conversion of Debt
1996 — $0.78 per share			239,458	186,958	—	—	—	—	186,958
1997 — $0.25 per share	—	—	100,000	25,000	—	—	—	—	25,000
1998 — $0.20 per share	—	—	283,400	56,680	—	—	—	—	56,680
2002 — Debt — $0.03 per share	—	—	17,935,206	583,500	—	—	—	—	583,500
Other Issuances
1993 — License — $0.50 share	—	—	2,000,000	1,000,000	—	—	—	—	1,000,000
1997 — Settlement of contract	—	—	800,000	200,000	—	—	—	—	200,000
1998 — Issuance of common stock from exercise of warrants, $0.001 per share	—	—	200,000	200	—	—	—	—	200
2000 — Reversal of shares issued	—	—	(81,538)	—	—	—	—	—	—
Escrow and Subscription Receivables
1996 — Common stock canceled — $.34 per share	—	—	(1,400,000)	(472,360)	—	—	—	472,360	—
2000 — Issuance for escrow receivable $0.09 per share	—	—	5,500,000	500,000	—	—	—	(500,000)	—
2000 — Write-off of subscription receivable	—	—	—	—	—	—	—	112,500	112,500
2000 — Research and development costs	—	—	—	—	—	—	—	115,400	115,400
See Notes to Consolidated Financial Statements

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT — (Continued)
Period From November 20, 1991 (Date of Inception of the Development Stage) through December 31, 2005

						Accumulated	Deficit
						Deficit Prior	Accumulated
	Preferred Stock		Common Stock		Additional	to	During the	Escrow/
					Paid in	Development	Development	Subscription
	Shares	Amount	Shares	Amount	Capital	Stage	Stage	Receivables	Total

2001 — Research and development costs	—	—	—	—	—	—	—	132,300	132,300
2001 — Operating expenses	—	—	—	—	—	—	—	25,000	25,000
Exercise of Options and Warrants
1997 — $0.25 per share	—	—	87,836	21,959	—	—	—	—	21,959
1999 — Waived option price $0.14 per share	—	—	170,000	24,000	—	—	—	—	24,000
Value of Issued for Services
1998	—	—	—	2,336,303	—	—	—	—	2,336,303
1999	—	—	—	196,587	—	—	—	—	196,587
2001	—	—	—	—	159,405	—	—	—	159,405
2002	—	—	—	—	124,958	—	—	—	124,958
2003	—	—	—	—	295,000	—	—	—	295,000
Other
1994 — Cash contributed	—	—	—	102,964	—	—	—	—	102,964
1995 — Issuance of common stock option to satisfy debt restructuring	—	—	—	20,000	—	—	—	—	20,000
Net loss from inception through December 31, 2003	—	—	—	—	—	—	(14,930,259)	—	(14,930,259)

Balance at December 31, 2003	—	—	76,456,095	12,546,957	579,363	(1,399,577)	(14,930,259)	(227,300)	(3,430,816)
Extension of options for services	—	—	—	—	1,675,000	—	—	—	1,675,000
Termination of escrow agreement	—	—	(2,356,200)	(227,300)	—	—	—	227,300	—
Issuance of preferred stock and warrants for cash
(net $130,000, common stock and warrants issued to placement agent)	12,000	523,334	350,000	68,845	477,821	—	—	—	1,070,000
Convertible preferred stock beneficial conversion dividend	—	—	—	—	692,199	—	(692,199)		—
Issuance of common stock for:
Cash $0.09 per share	—	—	20,138,024	1,813,186	—	—	—	—	1,813,186
Debt and interest $0.07 per share	—	—	9,875,951	650,468	—	—	—	—	650,468
Services $0.06 per share	—	—	1,189,465	66,501	—	—	—	—	66,501
Net loss for the year ended December 31, 2004	—	—	—	—	—	—	(3,731,475)	—	(3,731,475)

See Notes to Consolidated Financial Statements

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT — (Continued)
Period From November 20, 1991 (Date of Inception of the Development Stage) through December 31, 2005

						Accumulated	Deficit
						Deficit Prior	Accumulated
	Preferred Stock		Common Stock		Additional	to	During the	Escrow/
					Paid in	Development	Development	Subscription
	Shares	Amount	Shares	Amount	Capital	Stage	Stage	Receivables	Total

Balance at December 31, 2004	12,000	523,334	105,653,335	14,918,657	3,424,383	(1,399,577)	(19,353,933)	—	(1,887,136)
Issuance of common stock for services	—	—	104,167	11,312	—	—	—	—	11,312
Issuance of common stock for cash at $0.18 per share	—	—	1,922,222	281,926	—	—	—	—	281,926
Issuance of preferred stock and warrants for cash (net $340,000, entire amount was reclassified to financial instrument liability)	30,000	—	—	—	—	—	—	—	—
Reclassification of warrants to a financial instrument liability	—	—	—	—	(2,435,713)	—	—	—	(2,435,713)
Net loss for the year ended December 31, 2005	—	—	—	—	—	—	(1,486,781)	—	(1,486,781)

Balance at December 31, 2005	42,000	$523,334	107,679,724	$15,211,895	$988,670	$(1,399,577)	$(20,840,714)	$—	$(5,516,392)

See Notes to Consolidated Financial Statements

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

			From Inception of the
	For the Year Ended		Development Stage on
	December 31,		November 20, 1991
			through Dec. 30,
	2005	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,486,781)	$(3,731,475)	$(20,148,515)
Adjustments to reconcile net loss to net cash used by operating activities:
Foreign currency transaction gain	(56,480)	—	(56,480)
Gain on debt restructuring	(196,353)	—	(1,431,889)
Common stock issued for services, expenses, and litigation	—	66,501	4,267,717
Commitment for research and development obligation	665,700	—	665,700
Depreciation	8,515	—	108,786
Reduction of escrow receivable from research and development	—	—	272,700
Unrealized gain on financial instrument	(2,300,191)	—	(2,300,191)
Stock options and warrants granted for services	—	1,675,000	4,811,253
Reduction of legal costs	—	—	(130,000)
Write-off of subscriptions receivable	—	—	112,500
Impairment of loss on assets	—	—	9,709
Loss on disposal of equipment	—	—	30,364
Write-off of receivable	51,100	—	245,065
Note payable issued for litigation	—	—	385,000
Changes in operating assets and liabilities
Increase in accounts receivable	—	—	(7,529)
Decrease in prepaid expenses	—	11,331	—
Decrease in deferred charges	—	12,077	—
Increase in accounts payable	171,641	381,727	2,464,186
Increase in accrued expenses	38,210	53,934	637,919

Net Cash Used by Operating Activities	(3,104,639)	(1,530,905)	(10,063,705)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in deposits	—	(51,100)	(51,100)
Purchase of equipment	(89,150)	—	(221,334)
Issuance of note receivable	(313,170)	—	(313,170)
Payments received on note receivable	—	—	130,000

Net Cash Used by Investing Activities	(402,320)	(51,100)	(455,604)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock, preferred stock and warrants for cash	3,006,000	2,883,186	10,033,845
Contributed equity	—	—	131,374
Proceeds from notes payable	—	—	1,336,613
Payments on notes payable	(300,000)	(270,000)	(801,287)
Proceeds from convertible notes payable	—	—	571,702
Payments on convertible notes payable	—	—	(98,500)

Net Cash Provided by Financing Activities	2,706,000	2,613,186	11,173,747

NET INCREASE (DECREASE) IN CASH	(800,959)	1,031,181	654,438
CASH AT BEGINNING OF PERIOD	1,455,397	424,216	—

CASH AT END OF PERIOD	$654,438	$1,455,397	$654,438

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$19,283	$77,592
NONCASH INVESTING AND FINANCING ACTIVITIES
Retirement of notes payable and interest through issuance of common stock	$—	$650,468
Release of shares as part of Perrigrine settlement	$—	$227,300
Common stock and warrants issued to placement agent	$11,312	$162,746
Preferred stock dividend as part of beneficial conversion feature	$—	$692,199
See Notes to Consolidated Financial Statements

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A — SIGNIFICANT ACCOUNTING POLICIES
      Medical Discoveries, Inc. (“MDI” or the “Company”) was incorporated under the laws of the State of Utah on November 20, 1991. Effective as of August 6, 1992, the Company merged with and into WPI Pharmaceutical, Inc., a Utah corporation (“WPI”), pursuant to which WPI was the surviving corporation. Pursuant to the MDI-WPI merger, the name of the surviving corporation was changed to Medical Discoveries, Inc.
      On July 6, 1998, the Company incorporated a wholly owned subsidiary, Regenere, Inc., in the State of Nevada. On October 2, 1998, the Company incorporated another wholly owned subsidiary, MDI Healthcare Systems, Inc., in the State of Nevada. As of December 31, 2003, the Company dissolved those subsidiaries.
      On March 22, 2005, the Company formed MDI Oncology, Inc., a Delaware corporation, as a wholly-owned subsidiary to acquire and operate the assets and business associated with the Savetherapeutics transaction, discussed further in Note J.

Principles of Consolidation
      The consolidated financial statements include the accounts of Medical Discoveries, Inc. and subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Development Stage Company
      The Company has not generated any significant revenue and is, therefore, considered a development stage company as defined in the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 7. The Company has, at the present time, not paid any dividends. Any dividends that may be paid in the future will depend upon the financial requirements of the Company. The primary purpose of the business is the research and development of pharmaceuticals.

Cash and Cash Equivalents
      For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments maturing in three months or less to be cash equivalents. At year end, the Company has cash deposits in excess of federally insured limits. The Company had an insured bank balance of $113,752 at December 31, 2005.

Property and Equipment
      Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated lives of the related assets. Estimated useful lives are 5 years.
      Normal maintenance and repair items are charged to costs and expensed as incurred. The cost and accumulated depreciation of property and equipment sold or otherwise retired are removed from the accounts and gain or loss on disposition is reflected in net income.

Income Taxes
      The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and the carryforward of operating losses and tax credits and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized. Research tax credits are recognized as utilized.

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Research and Development
      Research and development has been the principal function of the Company. Expenses in the accompanying financial statements include certain costs which are directly associated with the Company’s research and development of the Company’s anti-infective pharmaceutical, MDI-P. These costs, which consist primarily of pre-clinical testing activities, amounted to $2,172,461 and $550,093 and $5,721,199 for the year ended December 31, 2005 and 2004 and for the period November 20, 1991 (date of inception of the development stage) through December 31, 2005, respectively.

Fair Value of Financial Instruments
      The Company estimates that the fair value of all financial instruments, at December 31, 2005, do not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates
      Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in determining the valuation of common stock and stock options. It is at least reasonably possible that the significant estimates used will change within the next year.

Basic and Diluted Loss per Share
      Basic loss per share is computed on the basis of the weighted-average number of common shares outstanding during the year. Diluted loss per share is computed on the basis of the weighted-average number of common shares and all dilutive potentially issuable common shares outstanding during the year. Common stock equivalents, stock options and stock warrants have not been included as they are anti-dilutive.

Concentration of Credit
      The Company has no significant revenues and, therefore, no significant trade receivables or extensions of credit.

Stock Based Compensation
      The Company accounts for its stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance is reached or the date at which the recipient’s performance is complete.
      The Company accounts for employee stock option and award plans under the recognition method and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and the related Interpretations. Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option’s exercise price on the measurement date is below the fair value of the Company’s common stock. The compensation is amortized to expense over the vesting period.

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
      These accounting policies resulted in the Company recognizing $0 and $1,675,000 in stock-based compensation cost during the years ended December 31, 2005 and 2004, respectively. The effect on net loss and net loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock-based compensation is as follows:

	Fiscal Year Ended December 31,

	2005	2004

Net loss applicable to common stockholders, as reported	$(1,486,781)	$(4,423,674)
Add: Stock-based employee compensation expense included in reported net loss	—	1,675,000
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	—	(1,979,237)

Pro forma net loss applicable to common shareholders	$(1,486,781)	$(4,727,911)

Basic and diluted loss per share, as reported	$(0.01)	$(0.05)

Basic and diluted loss per share, pro forma	$(0.01)	$(0.05)

Recently Issued Accounting Statements
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is an amendment to SFAS No. 123, “Accounting for Stock-Based Compensation.” This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (APB) No. 25, “Accounting for Stock Issued to Employees” (APB 25) and requires such transactions to be accounted for using a fair-value-based method and the resulting cost recognized in the Company’s financial statements. This new standard is effective for annual periods beginning after June 15, 2005, and will require the Company to record as an expense all stock option grants issued to employees after January 1, 2006.
      In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Non-monetary Assets — an amendment of APB Opinion No. 29.” This Statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement will be effective in January 2006. The Company does not expect that the adoption of SFAS No. 153 will have a material impact on its Consolidated Financial Statements.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 applies to all voluntary changes in accounting principle or when an accounting pronouncement does not include specific transition provisions and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The Company implemented this standard on January 1, 2006 and will not have a material impact to the company.
NOTE B — BASIS OF PRESENTATION AND GOING CONCERN
      As shown in the accompanying financial statements, the Company incurred a net loss applicable to common shareholders of $1,486,781 during the year ended December 31, 2005 and has incurred losses applicable to common shareholders since inception of the development stage of $20,840,714. The Company

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
has not had significant revenues and is still in the process of testing and commercializing its technologies. The Company is hopeful, but there is no assurance, that the current product development and research will be economically viable. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.
      Management plans to meet its cash needs through the issuance of equity or debt securities and the potential licensure of its technologies. The ability of the Company to continue as a going concern is dependent on that plan’s success. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
NOTE C — PROPERTY AND EQUIPMENT
      Property and equipment as of December 31, 2005 and 2004 are detailed below:

	2005	2004

Equipment	$168,468	$79,318
Accumulated depreciation	(87,833)	(79,318)

	$80,635	$—

      Depreciation expense was $8,515 and $0 for the years ended December 31, 2005 and 2004, respectively.
NOTE D — INCOME TAXES
      Income taxes are provided for temporary differences between financial and tax basis income. The following is a reconciliation of the amount of benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes for the year ended December 31, 2005:

	Years Ended December 31,

	2005	2004

Federal income tax benefit at statutory rate (34%)	$506,000	$1,268,000
State income tax, net of federal benefit	89,000	224,000
Unrealized gain on financial instrument	920,000	—
Revaluation and expiration of options	—	(631,000)
Change in valuation allowance	(1,515,000)	(861,000)

	$—	$—

      The components of net deferred taxes are as follows at December 31 using a combined deferred tax rate of 40%:

	December 31,

	2005	2004

Net operating loss carryforward	$6,663,000	$5,132,000
Research and development credits	80,000	80,000
Stock options	646,000	646,000
Accrued compensation	380,000	396,000
Valuation allowance	(7,769,000)	(6,254,000)

Net deferred tax asset	$—	$—

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      Inasmuch as it is not possible to determine when or if the net operating losses will be utilized, a valuation allowance has been established to offset the benefit of the utilization of the net operating losses.
      The Company has available net operating losses of approximately $16,700,000 which can be utilized to offset future earnings of the Company. The Company also has available approximately $80,000 in research and development credits which expire in 2008. The utilization of the net operating losses and research and development credits are dependent upon the tax laws in effect at the time such losses can be utilized. The losses begin to expire between the years 2007 and 2023. Should the Company experience a change of ownership the utilization of net operating losses could be reduced.
NOTE E — NOTES PAYABLE
      The Company has the following notes payable at December 31, 2005:

	2005	2004

Notes payable to shareholders, which are currently due and in default. Interest is at 12%	$56,000	$336,717
      On April 1, 2005, the Company negotiated a settlement regarding notes payable totaling $280,717 and accrued interest of $215,636, by payment of $300,000 in cash. The Company recognized a gain on settlement of debt totaling $196,353.
NOTE F — CONVERTIBLE NOTES PAYABLE
      The Company has the following convertible notes payable at December 31, 2005:

	2005	2004

Convertible notes payable to a trust, which is currently due and in default. Interest is at 12%. Each $1,000 note is convertible into 667 shares of Company’s common stock	$193,200	$193,200
NOTE G — STOCKHOLDERS’ EQUITY

Common Stock
      During the year ended December 31, 2005, the Company issued 2,026,389 shares of restricted common stock, 104,167 of which were issued to satisfy accrued liabilities valued at $11,312 and 1,922,222 of which were issued for cash totaling $346,000. In connection with the sales for cash, the Company also issued warrants to purchase 1,922,222 shares of restricted common stock at $0.18 per share, expiring 3 years from the date of issuance.
      During 2004, as part of a private placement offering, the Company issued 5,551,011 shares of common stock for $0.18 per share or $999,180. In conjunction with the private placement, the Company issued to these investors warrants to purchase 5,551,011 shares of common stock at $0.18 per share. These warrants expire three years from the date of issuance.
      During the year ended December 31, 2004, the Company converted $487,503 of principal and $162,965 of interest related to notes payable and convertible notes payable into 9,875,951 shares of common stock. The conversion prices ranged from $0.06 to $0.21 per share.

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Preferred Stock and Warrants
      2005
      During the year ended December 31, 2005, the Company issued 30,000 shares of Series A Convertible Preferred Stock and warrants to purchase 22,877,478 shares of common stock for a total offering price of $3.0 million. The Company incurred $340,000 of offering costs and issued to the placement agent warrants to purchase 1,220,132 shares of common stock exercisable at $0.1967 per share which are exercisable for a period of three years.
      Each share of Preferred Stock entitles the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from multiplying $100 by the conversion price. The conversion price is 75% of the average of the three lowest intra-day trading prices for the Company’s common stock during the 10 trading days immediately preceding the conversion date. The conversion price may not exceed $0.1967. The warrants are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. The warrants entitle the holder to purchase up to 22,877,478 shares of common stock of the Company at $0.1967 per share. The warrants expire three years after the date of issuance.
      The Series A Convertible Preferred Stock has no voting rights. In the event of liquidation, the holders are entitled to a liquidating distribution of $100 per share. The Company also entered into a Registration Rights Agreement with the investors requiring the Company to use its “best efforts” to timely file a registration statement with the Securities and Exchange Commission registering the shares of common stock issuable upon conversion of the Preferred Stock and exercise of the warrants. There are no significant liquidation damages in the event the Company is unable to file its registration statement.
      The conversion feature of the Series A Convertible Preferred Stock has more of the attributes of an equity instrument than a liability instrument, and thus not considered a derivative. However, the Company is unable to guarantee that there will be enough shares of stock to settle other “freestanding instruments.” Accordingly, the warrants attached to the convertible preferred stock are measured at their fair value and classified as liability in the financial statements. The fair value of the warrants was $3,844,116 on the date of issuance computed using the Black Scholes model with the following assumptions: volatility of 170%, risk-free interest rate of 3.9%, and an expected life of three years. The fair value of the warrants exceeded the proceeds received by $1,184,116, which was recorded as an expense on the statement of operations. Due to the fact that the value of the warrants exceeded the proceeds received, no value was assigned to the preferred stock.
      2004
      On October 18, 2004, the Company issued 12,000 shares of Series A Convertible Preferred Stock and warrants to purchase 4,575,495 shares of common stock for a total offering price of $1.2 million. The Company incurred $130,000 of offering costs and issued to the placement agent 350,000 shares of common stock (valued at $0.20 per share) and warrants to purchase 488,052 shares of common stock exercisable at $0.1967 per share which are exercisable for a period of three years. The Company valued these warrants at $0.19 per share using a Black Scholes option pricing model with the following assumptions: risk free rate 2.82%, volatility of 171% and an expected life of three years.
      Each share of Preferred Stock entitles the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from multiplying $100 by the conversion price. The conversion price is 85% of the average of the lowest three intra-day trading prices for the Company’s common stock during the 10 trading days immediately preceding the conversion date, but the conversion price may not exceed $0.1967 or be lower than $0.05. The warrants are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. The warrants entitle the holder to purchase up to 4,575,495 shares of common

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
stock of the Company on or before the third anniversary of the issuance date of the warrants at $0.1967 per share.
      The Company has allocated the proceeds from the issuance of the Series A Convertible Preferred Stock and warrants, based on their relative fair values on the date of issuance which are as follows: $1,200,000 to the Series A Convertible Preferred and $880,325 to the warrants. The warrants were valued using the Black Scholes Pricing model using the following assumptions: volatility of 171%, risk-free interest rate of 2.82% and a term of three years. The allocation of the net proceeds resulted in $523,334 being allocated to the Series A Convertible Preferred Stock and $383,920 being allocated to the warrants. The Company recognized a beneficial conversion dividend of $692,199 on the date of issuance equal to the value allocated to the Series A Convertible Preferred Stock (before offering costs). The actual value of the beneficial conversion option was $719,177, but the dividend was limited to the amount of gross proceeds allocated to the Series A Convertible Preferred Stock.

Financial Instrument
      As noted above, all warrants and options outstanding on March 11, 2005 (with the exception of stock options issued to employees) were measured at their fair value and reclassified as a liability in the financial statements. There were 16,215,100 warrants issued prior to March 11, 2005 had a fair value of $2,435,713. The value of the warrants was computed using the Black Scholes model with the following assumptions: volatility of 170%, risk-free interest rate of 3.9%, and an expected life of three years. As a result of the reclassification, stockholders’ equity was decreased by the fair value of the liability.
      Subsequent to March 11, 2005, 611,110 warrants were issued as part of common stock offerings of 611,110 shares. The warrants have a fair value of $64,074 and are classified as a liability on the financial statements. The value of the warrants was computed using the Black Scholes model with the following weighted assumptions: volatility of 165%, risk-free interest rate of 3.8%, and an expected life of three years. The proceeds received from this issuance exceeded the value of the warrants by $45,926, which was attributed to the common stock.
      The Company adjusted to market value the outstanding warrants as of December 31, 2005. The fair value of the financial instrument was $2,859,596. The Company used the Black-Scholes model in calculating fair value with the following assumptions: volatility of 152%, risk free interest rate of 4.41% and an expected life of two years. The changes in fair market value have been recorded as adjustments in the line “Unrealized gain on financial instrument” in the statement of operations for all periods presented.

Commitment Regarding Peregrine Stock
      Peregrine Properties, LLC, a Utah limited liability company (“Peregrine”), has entered into an agreement to provide $500,000 to the Company to fund testing and research steps necessary to continue development of MDI-P. The studies are funded through an escrow agent. As of December 31, 2000, the Company had deposited in escrow a single certificate for 5.5 million shares of common stock for these purposes. Through December 31, 2003, Peregrine had funded $275,800 to the escrow, of which $272,700 had been disbursed and recorded as research and development expense on the financial statements of the Company. The remaining $227,300 to be expended under the agreement was recorded in equity under the caption escrow receivable. As expenditures are made from the escrow for research and development, the expenses are recorded by the Company with a corresponding reduction in the escrow receivable. Under the original agreement, upon completion of the studies, the escrow agent was to disburse the 5.5 million shares to Peregrine and to disburse the research results to the Company. On March 22, 2002, the parties entered into an agreement to partially close the escrow agreement to the extent of Peregrine’s funding to date. On that date, 3,143,800 shares were distributed to Peregrine and all research conducted to date was disbursed to the

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
Company. As of February 20, 2004, the Company held Peregrine in breach with respect to its remaining funding obligation and terminated the Peregrine research agreement. The Company and Peregrine resolved the matter during 2004 by the Company agreeing to grant Peregrine a warrant to purchase 2,356,200 shares of restricted common stock at an exercise price of $0.09 per share, exercisable at any time within 3 years. The exchange of the escrow receivable for the warrants was considered a financing transaction, with no additional expense being recorded. The Company reversed the $227,300 escrow receivable and cancelled the remaining 2,356,200 shares held in escrow.
NOTE H — STOCK OPTIONS AND WARRANTS
      The Company has two incentive stock option plans wherein 24,000,000 shares of the Company’s common stock are reserved for issuance thereunder. The Company did not grant any options during 2005 and granted 700,000 fully vested stock options during the year ended December 31, 2004 to consultants with an exercise price of $0.05. These options were valued at $98,000 using the Black Scholes pricing model using the following weighted average assumptions: risk free interest of 3.8%, expected dividend yield of 0%, volatility of 220% and an expected life of 7 years.
      The following summarizes the option activity for the years ended December 31, 2005 and 2004:

	2005		2004

		Weighted-		Weighted-
		Average		Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of year	19,483,000	$0.04	18,783,000	$0.04
Issued	—	—	700,000	0.05
Forfeited	—	—	—	—

Outstanding at end of year	19,483,000	0.04	19,483,000	0.04

Exercisable at end of year	19,483,000	$0.04	19,483,000	$0.04

Weighed average fair value of options granted during the year		$—		$0.14

      The following table summarizes information about fixed options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
	Number	Life	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	(Years)	Price	Exercisable	Price

$0.01 to 0.02	16,000,000	7.6	$0.02	16,000,000	$0.02
$0.05	1,500,000	6.1	$0.05	1,500,000	$0.05
$0.15 to 0.50	1,983,000	6.1	$0.02	1,983,000	$0.02

	19,483,000			19,483,000

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      Assumptions used to calculate the impact of stock options granted as if the Company had adopted FAS 123 were as follows:

	2005	2004

Expected dividend yield	—	—
Risk free interest rate	—	3.8%
Expected volatility	—	220%
Expected life	—	7 years
Weighted average fair value per share	$—	$0.10
      During 2004, the Company extended the expiration date of options to purchase an aggregate amount of 18,603,000 shares of stock. As a result of such extension, such options expire from between 2011 to 2013. These options are subject to a one-time remeasurement of the options as if they were newly granted. The expense associated with the change in expiration date was $1,577,000.

Stock Warrants
      The following summarizes warrant activity for the years ended December 31, 2005 and 2004:

	2005		2004

		Weighted-		Weighted-
		Average		Average
	Warrants	Exercise Price	Warrants	Exercise Price

Outstanding at beginning of year	14,904,029	$0.28	3,616,005	$0.61
Issued	26,019,832	0.20	12,954,029	0.17
Expired	—	—	(1,666,005)	0.16
Exercised	—	—	—	—

Outstanding at end of year	40,923,861	$0.23	14,904,029	$0.28

      The following table summarizes information about warrants outstanding at December 31, 2005:

		Weighted
		Average
		Remaining	Weighted
		Contractual	Average
	Number	Life	Exercise
Range of Exercise Price	Outstanding	(Years)	Price

$0.09	2,356,700	1.5	$0.09
$0.18 to 0.20	36,617,161	2.1	0.19
$1.00	1,950,000	1.0	1.00

	40,923,861	2.0	$0.23

NOTE I — RELATED PARTY TRANSACTIONS
      At December 31, 2005 and 2004 the Company had accounts payable to current and former officers and directors totaling $1,550,898 and $1,491,586, respectively, for services performed and costs incurred in behalf of the Company, including $877,636 and $902,636, respectively, payable to the Company’s President and CEO. Also at December 31, 2005 and 2004, the Company had accounts payable to its controller of $73,000 and $87,444, respectively.

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
      On July 15, 2005, the Company entered into an agreement to grant a consultant a non-interest bearing loan in the amount of €500,000 (approximately $592,000 under current exchange rates) in exchange for the transfer of certain patents in relation to Savetherapeutics AG, and the performance of certain research activities. The loan is payable as follows, €100,000 upon closing, €150,000 after signature of consent to the transfer of patents, and €250,000 after performance and acceptance of certain research activities. As of December 31, 2005, the amount of the loan was € 250,000 (approximately $296,000 under current exchange rates). Settlement of the loan shall take place by offsetting against profit claims, which accrue to the consultant from his stake in the Company.
      Subsequent to the transfer of the industrial property rights and applications, the Company shall grant to the aforementioned consultant a 6% stake in MDI Oncology, Inc. and assign to him 6% of the shares. The Company deemed these shares to have no value because it is a start-up company, and its success is contingent on several different factors. The Company also entered into an employment contract with the consultant for a period of 24 months. The consultant will receive a fee of € 120,000 per annum (approximately $142,000 using current exchange rates.)
NOTE J — OTHER SIGNIFICANT TRANSACTIONS

SaveCream Asset Purchase
      On March 16, 2005, the Company completed the purchase of the intellectual property assets (the “Assets”) of Savetherapeutics AG, a German corporation in liquidation in Hamburg, Germany (“SaveT”). The Assets consist primarily of patents, patent applications, pre-clinical study data and clinical trial data concerning SaveCream, SaveT’s developmental-stage topical aromatase inhibitor treatment for breast cancer. SaveCream never generated revenues for SaveT. The Company’s analysis as to whether the intellectual property purchased constituted a business resulted in the conclusion that no such business had been acquired.
      The purchase price of the Assets was €2,350,000 (approximately $2.8 million under current exchange rates), payable as follows: €500,000 at closing, €500,000 (approximately $665,700 on the date of transaction, $592,000 using the December 31, 2005 exchange rates) upon conclusion of certain pending transfers of patent and patent application rights from SaveT’s inventors to the Company, and the remaining € 1,350,000 (approximately $1.6 million at current exchange rates) upon successful commercialization of the Assets. The Company’s source of funds for the acquisition was a $3 million investment in the Company’s Series A Preferred Stock by an unrelated third party, as described in Note G.
      SaveT inventors have yet to assign the patent and application rights to the Company, management has deemed the assignment of the rights to be reasonably likely because the inventors are contractually bound to execute and deliver the assignments; therefore, the Company has recorded the second €500,000 payment as a current liability in these financial statements. At present it is undeterminable whether the intellectual property will ever be commercialized; therefore, the final € 1,350,000 under this acquisition has not been accrued as a liability as of December 31, 2005. The Company determined the intellectual property purchased should be expensed as research and development costs

Formation of MDI Oncology, Inc.
      On March 22, 2005, the Company formed MDI Oncology, Inc., a Delaware Corporation, as a wholly-owned subsidiary for the purpose of acquiring and operating the assets and associated business ventures associated with the SaveCream purchase.

MEDICAL DISCOVERIES, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
NOTE K - SUBSEQUENT EVENTS

Exercise of Series A Convertible Preferred Stock
      During the first quarter of 2006, Monarch Pointe Fund, Ltd. converted 200 shares of Series A Convertible Preferred Stock into 242,424 shares of common stock.

Re-Grant of Stock Option
      During the first quarter of 2006, the Company re-granted a stock option to a former insider that had expired. The option is for 500,000 shares exercisable at $0.25 per share through December 31, 2012. Because the prior option had expired prior to the re-grant, the Company has treated this as a new option grant. The Company will record the fair value of the option grant as part of operations during the first quarter of 2006.

No dealer, salesman or other person is authorized to give any information or to make any representations not contained in this prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been made by us.

This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

The information in this prospectus is current as of the date hereof. Neither the delivery of this prospectus nor any sale made hereunder shall create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

113,511,158 shares common
stock

Medical Discoveries, Inc.

Prospectus

April  20, 2006

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24. Indemnification of Officers and Directors

Part 9 of the Utah Business Corporation Act empowers a corporation to indemnify its directors and officers, advance or reimburse expenses to its directors and officers, and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such indemnification is permissible in certain situations and mandatory in other situations. In cases where indemnification or advancing or reimbursing of expenses is permissible, authorization and a determination of qualification must be made in each specific case. The Registrant’s articles of incorporation and bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by law.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses of the offering, sale and distribution of the offered securities being registered pursuant to this registration statement (the “Registration Statement”). We will bear all of the expenses listed below. All of the amounts shown are estimates except the SEC registration fees.

Item	Amount
SEC registration fees	$2,760
Accounting and legal fees and expenses	$115,000
Printing expenses	$10,000
Miscellaneous expenses	$1,000
Total:	$128,760

Item 26. Recent Sales of Unregistered Securities

     We sold the following unregistered securities in the past three years. None of the sales involved an underwriter. We believe these sales were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 because the sales did not involve a public offering.

•	On August 31, 2005, we sold the following number of shares of restricted common stock to the following investors for cash of $0.18 per share. Each sale included a warrant to purchase an equal number of shares of restricted common stock at a price of $0.18 per share, exercisable for a period of three years following the date of investment. These securities were issued in a private placement that we believe qualified for the exemption form registration under Section 4(2) of the Securities Act of 1933 and the safe harbor provided thereunder pursuant to Rule 506 because the sales did not involve a public offering, were made without general solicitation, were made primarily to accredited investors (plus no more than 35 non-accredited investors), and were made upon delivery of a private placement memorandum satisfying the information requirements of Rule 502.

Name	Shares
Kristie B. Pederson Trust	555,556
Seattle Sacs, LLC	555,556
Enternet Development Corp.	444,444
James I. Lytton	150,000
Frona L. Toney	138,889
Michael Rodgers	138,889
Natalie Hastings O’Shea	138,889
Brooke B. Medicine Eagle	83,333
Alberto Villoldo	83,333
Mark Savage	50,000
Pie In The Sky, Inc.	32,778

•	On or about March 14, 2005, we sold to Mercator Momentum Fund I, L.P., Mercator Momentum Fund III, L.P. and Mercator Advisory Group, LLC 30,000 shares of Preferred Stock and warrants to purchase 22,877,478 shares of common stock for a total offering price of $3 million. Each share of Preferred Stock entitles the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from dividing $100 by the conversion price. The conversion price is 75% of the average of the lowest three intra-day trading prices for the Company’s common stock during the 10 trading days immediately preceding the conversion date, but the conversion price may not exceed $0.1967. The number of shares of common stock subject to the warrants and the exercise price are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. The warrants entitle the holder to purchase up to 22,877,478 shares of common stock of the Company on or before the third anniversary of the issuance date of the warrants at $0.1967 per share. The number of shares of common stock subject to the warrants and the exercise price are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. In connection with this financing, we issued to a placement agent Ascendiant Securities, LLC warrants that entitle the holder to purchase up to 1,220,132 shares of common stock of the Company on or before the third anniversary of the issuance date of the warrants at $0.1967 per share.

•	On or about October 18, 2004, we sold to Monarch Pointe Fund, Ltd. and Mercator Advisory Group, LLC 12,000 shares of Preferred Stock and warrants to purchase 4,575,496 shares of common stock for a total offering price of $1.2 million. Each share of Preferred Stock entitles the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from dividing $100 by the conversion price. The conversion price is 85% of the average of the lowest three intra-day trading prices for the Company’s common stock during the 10 trading days immediately preceding the conversion date, but the conversion price may not exceed $0.1967 or be lower than $0.05. The number of shares of common stock subject to the warrants and the exercise price are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. The warrants entitle the holder to purchase up to 4,575,496 shares of common stock of the Company on or before the third anniversary of the issuance date of the warrants at $0.1967 per share. The number of shares of common stock subject to the warrants and the exercise price are subject to equitable adjustment in connection with a stock split, stock dividend or similar transaction. In connection with this financing, we issued to a placement agent, Ascendiant Securities, LLC and its affiliate Ascendiant Capital Group, LLC, 350,000 shares of restricted common stock and warrants that entitle the holder to purchase up to 488,052 shares of common stock of the Company on or before the third anniversary of the issuance date of the warrants at $0.1967 per share.

•	On November 4, 2004, we sold the following number of shares of restricted common stock to the following investors for cash of $0.18 per share. Each sale included a warrant to purchase an equal number of shares of restricted common stock at a price of $0.18 per share, exercisable for a period of three years following the date of investment. These securities were issued in a private placement that we believe qualified for the exemption form registration under Section 4(2) of the Securities Act of 1933 and the safe harbor provided thereunder pursuant to Rule 506 because the sales did not involve a public offering, were made without general solicitation, were made primarily to accredited investors (plus no more than 35 non-accredited investors), and were made upon delivery of a private placement memorandum satisfying the information requirements of Rule 502.

Name	Shares
John Aksamit Foundation, Inc.	833,334
HIP Investments	555,567
Norman Cohn	555,556
Earl Kaplan	555,556
Neil Wood	305,000
Marty Kaplan	194,444
James B. Peek	138,889
Scott Smith	138,889
George E. Van, Jr.	138,889
Dietrich Klinghardt	138,889
Marcia D. Julian	138,889
Steven Lyons	138,889
Todd Seeholzer	138,889
Sound Current Wisdom	138,889
Blievernicht Trust	138,889
R. Arthur Jenkins	122,222
Lyman Jensen	101,000
Stephen Zahn	100,000
James Laufenberg	83,333
Richard Morrisey-Paine	77,778
Mary Lou Mellinger Trust	69,445
ABC Trust	69,444
Mark Savage	65,000
Isaac Shapiro	61,110
Farmilion Investments Ltd.	55,556
Alan Bolotin	50,000
Stephen Richardson	30,000
•	On July 14, 2004, we sold 714,286 shares of restricted common stock to Scott Smith, M.D. for cash of $0.14 per share. These securities were issued in a private placement that we believe qualified for the exemption from registration under Section 4(2) of the Securities Act of 1933 and the safe harbor provided thereunder pursuant to Rule 506 because the sales did not involve a public offering and was made to an accredited investor.
•	On June 18, 2004, we sold 2,272,727 shares of restricted common stock to John Aksamit Revocable Trust for cash of $0.11 per share. These securities were issued in a private placement that we believe qualified for the exemption from registration under Section 4(2) of the Securities Act of 1933 and the safe harbor provided thereunder pursuant to Rule 506 because the sales did not involve a public offering and was made to an accredited investor.
•	On April 9, 2004, we sold the following number of shares of restricted common stock to the following investors for cash of $0.04 per share. These securities were issued in a private placement that we believe qualified for the exemption form registration under Section 4(2) of the Securities Act of 1933 and the safe harbor provided thereunder pursuant to Rule 506 because the sales did not involve a public offering, were made without general solicitation, were made primarily to accredited investors (plus no more than 35 non-accredited investors), and were made upon delivery of a private placement memorandum satisfying the information requirements of Rule 502.

Name	Shares
Robert Kenneth Yukes	500,000
Bruce O. Hoffman	250,000
Richard Frires	250,000
David Bolotin	250,000
Stephen J. Rogers	125,000
Stephen J. Rogers	175,000
Bob Palmer	750,000
Isaac Shapiro	175,000
Kenneth West	250,000
Richard John Morrisey Paine	250,000
Michael Gurevich	250,000
David Belz	250,000
Marie-Louise Knaupp	300,000
Janet R. Prado	250,000
Belle B. Wolkoff	250,000
Lynn Bruton	250,000
Pie In The Sky	250,000
Dennis Wilson	12,108
Shields Family Living Trust	125,000
•	On January 26, 2004, we sold the following number of shares of restricted common stock to the following investors for cash of $0.04 per share. These securities were issued in a private placement that we believe qualified for the exemption form registration under Section 4(2) of the Securities Act of 1933 and the safe harbor provided thereunder pursuant to Rule 506 because the sales did not involve a public offering, were made without general solicitation, were made primarily to accredited investors (plus no more than 35 non-accredited investors), and were made upon delivery of a private placement memorandum satisfying the information requirements of Rule 502.

Name	Shares
Ross Durrant	150,000
Shu Na Wan	500,000
Martha Cooper Lang	1,250,000
Gary L. Perry	312,500
Larry S. Anderson	250,000
Suzanne M. Sommer	250,000
Alan L. Daniels	250,000
Dorin S. Daniels TR 1/15/93 Daniels Family	250,000
Shields Family Living Trust	250,000
Kenneth D. Perry	312,500
Mark Savage	650,000
Greg E. Groom	125,000
David Lewis	125,000
John Plocher	250,000
David R. Lucas	375,000
Institute of Facial Surgery St. Paul PR	250,000
Thomas D. Madison	1,250,000
Robin V. Smith	500,000
Vernon C. Mortensen	250,000
Micah J. Richins	250,000
R. Arthur Jenkins	362,500
Summit Insurance Planning, Inc.	250,000
Lyman Jensen	1,250,000
Kenneth A. Wolkoff	375,000
The Chris Sanders Trust	250,000
Charles E. Krpata	250,000
Micah J. Richins	250,000
Rulon N. Richins	250,000
Alan Bolotin	250,000
Gary R. Stone	125,000
Raymond C. Cooper	500,000
Brent W. Davis	375,000
Sharon M. Gillette & Associates Money Purchase Plan	1,700,000
Sharon M. Gillette IRA Rollover Plan	800,000
Dan Dwayne Pounds	250,000
Peter S. Levin	375,000
Stephen Peltier	250,000
H. Howard Wills	125,000
Louise B. Simmons Trust	250,000
Thomas Manning	125,000
Gary S. Kraftsow	250,000
Kelvin Buneman	125,000
H. Larry Spilker	125,000
Stephen F. Richardson	250,000
Stephen Zahn	250,000
Mary Lou Mellinger Trust	250,000

•	During 2004 we issued an aggregate of 9,875,951 shares of common stock to Martha Cooper Lang, Nick Garnero and Richard W. Smith upon conversion of certain promissory notes with an aggregate outstanding principal and interest amount of $650,468.

•	During 2004 we issued 1,189,465 shares of restricted common stock in lieu of cash finders’ fees in connection with equity financings.

•	On October 28, 2003, we sold the following number of shares of restricted common stock to the following investors for cash of $0.04 per share. These securities were issued in a private placement that we believe qualified for the exemption form registration under Section 4(2) of the Securities Act of 1933 and the safe harbor provided thereunder pursuant to Rule 506 because the sales did not involve a public offering, were made without general solicitation, were made primarily to accredited investors (plus no more than 35 non-accredited investors), and were made upon delivery of a private placement memorandum satisfying the information requirements of Rule 502.

Name	Share
Joseph S. Hood	300,000
Justin Y. Shimada	500,000
Ross Durrant	500,000
James Laufenberg	250,000
Gregory H. Von Gehr	250,000
Alan Chin	125,000
James B. Peek	250,000
David R. Lucas	300,000
David R. Lucas	150,000
David R. Walker	250,000
The Kurtz Family Trust	2,500,000
Lyman Jensen	1,250,000
Lyman Jensen	1,250,000
Lyman Jensen	250,000
Alan Sagatelyan	250,000

•	$195,000 secured promissory note issued to James F. Haney dated February 20, 2003, bearing interest at the rate of 12%.

Item 27. Exhibits

     The following exhibits required by Item 601 of Regulation S-B promulgated under the Securities Act have been included with the Registration Statement as indicated below.

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Sale and Purchase Agreement between Attorney Hinnerk-Joachim Müller as liquidator of Savetherapeutics AG i.L and Medical Discoveries, Inc. regarding the purchase of essential assets of Savetherapeutics AG i.L.*

3.1	Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

3.2	Amended Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

4.1	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock of Medical Discoveries, Inc.+

4.2	Amendment to Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock of Medical Discoveries, Inc.+

4.3	Registration Rights Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd, Mercator Advisory Group, LLC and Medical Discoveries, Inc.+

4.4	Registration Rights Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC and Medical Discoveries, Inc.+

5.1	Opinion of Epstein Becker & Green, P.C.*

10.1	2002 Stock Incentive Plan adopted by the Board of Directors as of July 11, 2002 (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, and incorporated herein by reference).

10.2	Subscription Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC, and Medical Discoveries, Inc.+

10.3	Subscription Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC, and Medical Discoveries, Inc.+

10.4	Employment Agreement dated March 1, 2005 between Medical Discoveries, Inc. and Judy M. Robinett.*

21	Subsidiaries*

23.1	Consent of Hansen, Barnett & Maxwell*

23.2	Consent Eide Bailly LLP*

23.3	Consent of Tanner & Co.*

23.4	Consent of Epstein Becker & Green, P.C.++

*	Filed herewith

+	Previously filed

++	Included in Item 5.1

Item 28. Undertakings

The Registrant hereby undertakes:

     (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act.

          (ii) Reflect in the prospectus any facts or events that, individually or together, represent a fundamental change in the information. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) That for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SIGNATURES

     In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Salt Lake City, Utah, on April 20, 2006.

Medical Discoveries, Inc.

By:	/s/ Judy M. Robinett

Judy M. Robinett
President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Judy M. Robinett his or her attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement on Form SB-2, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with this Registration Statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that any of said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act, this registration Statement was signed by the following persons in the capacities and on the dates stated:

/s/ Judy M. Robinett	President and Chief Executive	April 20, 2006
Officer
Judy M. Robinett

/s/ Deirdra J. Burgess	Controller	April 20, 2006
Deirdra J. Burgess

/s/ David R. Walker	Chairman of the Board of Directors	April 20, 2006
David R. Walker

/s/ Larry Anderson	Director	April 20, 2006
Larry Anderson

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Sale and Purchase Agreement between Attorney Hinnerk-Joachim Müller as liquidator of Savetherapeutics AG i.L and Medical Discoveries, Inc. regarding the purchase of essential assets of Savetherapeutics AG i.L.*

3.1	Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

3.2	Amended Bylaws of the Company (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, and incorporated herein by reference).

4.1	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock of Medical Discoveries, Inc.+

4.2	Amendment to Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock of Medical Discoveries, Inc.+

4.3	Registration Rights Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd, Mercator Advisory Group, LLC and Medical Discoveries, Inc.+

4.4	Registration Rights Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC and Medical Discoveries, Inc.+

5.1	Opinion of Epstein Becker & Green, P.C.*

10.1	2002 Stock Incentive Plan adopted by the Board of Directors as of July 11, 2002 (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, and incorporated herein by reference).

10.2	Subscription Agreement dated October 18, 2004 among Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC, and Medical Discoveries, Inc.+

10.3	Subscription Agreement dated December 3, 2004 among Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Mercator Advisory Group, LLC, and Medical Discoveries, Inc.+

10.4	Employment Agreement dated March 1, 2005 between Medical Discoveries, Inc. and Judy M. Robinett.*

21	Subsidiaries*

23.1	Consent of Hansen, Barnett & Maxwell*

23.2	Consent Eide Bailly LLP*

23.3	Consent of Tanner & Co.*

23.4	Consent of Epstein Becker & Green, P.C.++

*	Filed herewith

+	Previously filed

++	Included in Item 5.1